
14008030

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2014
WASH. D.C.
201
SECTION

FORM 1-A/A

Amendment No. 3

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Remington Energy Group Corporation

Commission File Number: 0001585786

NEVADA

UNITED STATES:
Remington Energy Group Corporation
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

1311– Crude Petroleum & Natural Gas Extraction	**46-1698762**
(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Wes Johnson	Chief Executive Officer / Chairman of the Board

Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

Mr. Donald White	Advisor / Consultant / Board of Directors

Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

Mr. Brent Johnson	Advisor / Consultant / Board of Directors

Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450

Mr. Steven J. Muehler	Advisor

Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Remington Energy Group Corporation affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Wes Johnson	Preferred	0%
(1) (2) (3)	Common	95%
Alternative Securities Markets Group	Preferred	0%
(4) (5)	Common	5%

(1) Mr. Wes Johnson is the Chief Executive Officer of Remington Energy Group Corporation
(2) Mr. Wes Johnson is the Chairman of the Board of Directors of Remington Energy Corporation
(3) Mrs. Wes Johnson, 737 James Lane, Suite 7499, Incline Village, Nevada 89450
(4) Mr. Steven J. Muehler is the Chairman of the Board of Directors for Alternative Securities Markets Group
(5) Mr. Steven J. Muehler, Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
(775) 671-3065
http://remingtonenergygroup.com/
Email: Wes@RemingtonEnergyGroup.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
(213) 407-4386
http://www.AlternativeSecuritiesMarket.com
Email: Legal@ASMMarketsGroup.com

(g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Mr. James H. Seymour, Esq.
James H. Seymour Law Firm
PO Box 1757
Crystal Bay, NV 89402-1757
Jseymourlaw@yahoo.com

At this time of this filing there is no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both Remington Energy Group Corporation and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate Remington Energy Group Corporation's liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida
- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was originally formed as a Nevada Limited Liability Company in March of 2012 and converted to a Nevada Stock Corporation in August of 2013. Upon its re-foundation as a Stock Corporation, the Company issued 95% of its issued Common Stock (95,000 Common Stock Units) to its Chief Executive Officer, Mr. Wes Johnson, and 5% of its issued Common Stock (5,000 Common Stock Units) to Alternative Securities Markets Group Corporation.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 95,000 Shares (95%) Preferred Stock: No Shares	Common Stock: 95,000 Shares (95%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares

Item 6. Other Present or Proposed Offerings.

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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PART II – OFFERING CIRCULAR

Remington Energy Group Corporation

Corporate:

Remington Energy Group Corporation
737 James Lane, Suite 7499
Incline Village, Nevada 89450
(775) 671-3065

Offering / Investors:

Remington Energy Group Corporation
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
(213) 407-4386

Best Efforts Offering of 50,000 9% Convertible Preferred Stock Units
Preferred Stock Shares having a market value of up to
$5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)
See: Details of the Offering

Maximum Offering: 50,000 9% Convertible Preferred Stock Units

DATED: August 1ST, 2014

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 12**.

We are offering a maximum of 50,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 50,000 9% Convertible Stock Units in Remington Energy Group Corporation. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

Mr. Wes Johnson is the Founder and Chief Executive Officer of Remington Energy Group Corporation and currently owns NINETY-FIVE THOUSAND (95,000) Common Stock Shares of the Company, which is 95% of the Company's total number of the current Common Stock Issued and Outstanding. No Common Stock is being issued in this Offering. Upon completion of this Offering, the Company will have 50,000 Shares of Preferred Stock Issued to Shareholders.

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $5,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $1,000,000 is achieved, and all Investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

THEREIS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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ITEM 2: DISTRIBUTION SPREAD

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	------	$100.00	$0.00	$100.00
Total Minimum	001	$100.00	$0.00	$100.00
Total Maximum	50,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 50,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

General Oil & Natural Gas Industry Risks

Oil & Natural Gas investments are subject to varying degrees of risk. The yields available from equity investments in Oil & Natural Gas companies depends on the amount of income earned and capital appreciation generated by the companies as well as the expenses incurred in connection therewith. If any of the Company's assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Assets may be adversely affected by the general economic climate, Oil & Natural Gas market conditions such as oversupply of related products or a reduction in demand for Oil & Natural Gas products in the areas in which the Company's assets are located, competition from other Oil & Natural Gas suppliers, and the Company's ability to provide adequate Oil & Natural Gas products. Revenues from the Company's assets are also affected by such factors such as the costs of production and local Oil & Natural Gas market conditions.

Because Oil & Natural Gas investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its assets. No assurance can be given that the fair market value of the assets acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Development Stage Business

Remington Energy Group Corporation commenced operations in March of 2012 as a Nevada Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Remington Energy Group Corporation will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Oil & Natural Gas products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Oil & Natural Gas industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Oil & Natural Gas industry may reduce the number of suitable prospective exploration opportunities.

The Development of Oil & Gas Properties Involves Substantial Risks that may result in a Total Loss of Investment

The business of exploring for, developing and operating Natural Gas and Oil properties involves a high degree of business and financial risks, and thus a significant risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The cost of drilling, completing and operating wells is often uncertain. Factors which can delay or prevent drilling or production, or otherwise impact expected results, include:

- high costs, shortages or delivery delays of drilling rigs, equipment, labor or other services;
- unexpected operational events and drilling conditions;
- reductions in natural gas prices;
- limitations in the market for natural gas;
- adverse weather conditions;
- facility or equipment malfunctions;
- equipment failures or accidents;
- title problems;
- pipe or cement failures;
- casing collapses;
- compliance with environmental and other governmental requirements;
- environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases;
- lost or damaged oilfield drilling and service tools;
- unusual or unexpected geological formations;
- loss of drilling fluid circulation;
- pressure or irregularities in formations;
- fires;
- natural disasters;
- blowouts, surface craters and explosions; and
- uncontrollable flows of gas or well fluids.

If any of these factors were to occur, the Company could lose all or a part of its investment in the venture, or, the Company could fail to realize the expected benefits from the field, either of which could materially and adversely affect Company revenue and profitability.

The Company's Operations are subject to the Operational Hazards and Unforseen Interruptions for which the Company may not be adequately insured.

There are a variety of operating risks inherent in Oil & Natural Gas wells, gathering systems, pipelines and other facilities, such as leaks, explosions, mechanical problems and natural disasters included, which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of the Company's operations and substantial revenue losses.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Wes Johnson, the Company's Founder, Chief Executive Officer & Chairman of the Company's Board of Directors.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,000,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of August 1st, 2014 the Company's Managers owned approximately 100% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 100% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker – Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's

Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

Dividends on the Company's Preferred Stock is Cumulative

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Oil & Natural Gas Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Nevada Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 50,000 9% Convertible Preferred Stock Units are being offered to the public at $250 per 9% Convertible Preferred Stock Unit. A minimum of $1,000,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,000,000 has be reached. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Remington Energy Group Corporation**. And either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	$5,000,000	100%	$1,000,000	100%

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	$250,000	5%	$50,000	5%

Footnotes:

250 Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

USE OF INVESTMENT FUNDS SCHEDULE

ITEM:	PERCENTAGE:	DOLLARS:
Costs of Offering & Admin Costs	10%	$500,000
Drilling Fees & Permits	13%	$650,000
Drilling Supplies	20%	$1,000,000
Drilling Labor	47%	$2,350,000
Third Party Costs	6%	$300,000
Contingency	4%	$200,000
TOTAL	100%	$5,000,000

ITEM 6. DESCRIPTION OF BUSINESS

A. The Company:

Remington Energy Group Corporation ("Company", "We", "Our" or "Us") is a Nevada Company that was originally formed in March of 2012 as a Limited Liability Corporation and converted to a Nevada Stock Corporation in August of 2013. Remington Energy Group is engaged in the exploration, acquisition and operation of Oil & Natural Gas properties, primarily in the State of Pennsylvania. Because Oil & Natural Gas exploration and development requires significant capital, and because the Company's assets are limited, we participate in the Oil & Gas Industry through the acquisition of leases in and around already producing Oil & Natural Gas producing wells and Oil & Natural Gas Exploration and Development projects with major industry producers.

Remington Energy Group is led by our Management Team which consists of our Founder, Wes Johnson and Brent Johnson who oversee the daily operations and the drilling projects with our Drilling Team. Also involved is Donald White who researches future drilling sites as well as works with our Drilling Team analyzing well logs and site reports.

For our Drilling Team we have selected an extremely experienced well drilling company and well operator in D & S Energy Corp (D & S). They are familiar with the drilling site and have drilled several offsetting wells to our sites with producing and viable oil and galas wells in the past year.

D & S is an independent oil and gas drilling, operating, and producing company with principal operating offices located in Tiona, Pennsylvania. D & S Energy was formed in Jan. 2006 and has been in continuous operation since that time. During that time D & S Energy has drilled and completed approximately 135 oil and gas producing wells in Venango, Jefferson, Forest, Warren, and McKean Counties, Pa. and Allegany Co., NY. D & S continues to operate the majority of these wells at this time. These wells have been done exclusively for the benefit of various drilling investment funds.

Currently D & S turnkey drills approximately 35 wells per year in the oil and gas region of Northwestern Pa. in the counties mentioned. D & S has an extensive lease bank with most properties held by previous production. D & S is continuing to expand its lease base as future viable prospects become available. D & S' focus is strictly on what is known as "developmental" drilling prospects. That refers to D & S' leases which are near or adjoin other properties that have already had previous wells drilled on them and / or are surrounded or off-set by previous production of other operating companies. This assures a better than industry standard success rate of producing oil and gas wells in this region. These wells are classified as "shallow wells" by pertinent government agencies and regulated as such.

D & S as the driller and operator also take on all responsibility for state, local and federal laws and responsibilities in regard to rules and regulations of the Oil and Gas industry including all environmental regulations. D & S also carry's the liability insurance to cover the wells and their drilling operation. All licenses required to drill in the State of Pennsylvania are held and maintained by D & S. D & S is responsible for all mineral rights and royalties to lease owners paid out of their royalties that are received from production of the wells.

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D & S Energy Corp

D & S has an excellent team of experienced engineering, production staff, roustabout crews, and office personnel. A brief resume of the key people employed by D & S as follows:

Gary Neely: Founder, Owner, President and CEO of D & S Energy Corp
Graduate Geologist, 1977
Over 37 years of experience in oil and gas industry, primarily in the Appalachian Basin.
Drilled, produced and worked on approximately 2500 shallow oil and gas wells.
Veteran: USMC 1966-1972

DeborahMorris: Vice President, CFO, Corporate Secretary/Treasurer of D & S Energy since 2009
Former Owner and President of Morris Bros. Lumber Co.
Extensive background in timber, mineral resource management, business management and accounting.

Tim Johnson: Project Supervisor and Production Manager
30 plus years experience in oil and gas industry as engineer, production manager, drilling and well completion engineer.

D & S has an additional staff of 18-25 (some are seasonal) employees who specialize in well tending, roustabout work, electrical and mechanical work necessary to maintain the wells.

In addition, D & S owns and operates its own proprietary well treatment chemicals and equipment used to enhance production of the wells.

B. Plan for Profitability

At this time we have had no income because no wells have been drilled to date. Once the capital is raised from our Reg A offering it will be used to obtain the necessary permits and proceed to drilling and well operation. We have set a minimum of $1,000,000 to be raised to get the first five wells under production; after which each $200,000 raised will add an additional well. When the full $5,000,000 is raised this will provide the funding for a total of 25 wells.

Our plan is to use between 87-88% of the net income produced by the wells to reinvest into additional wells. Using the calculations of offsetting wells to our lease and other wells in production by our driller that are adjacent to our lease, we estimate that with the proceeds from our wells the first year, we will be able to drill an additional 5-7 wells the first year and 15-17 wells in year 2 and 29-31 wells in year 3, after our overhead expense.

Using numbers for oil that are approximately 10-13% below the current market price and natural gas prices that are 15-20% below the current market price for projection use only, we have established the following projections (based upon 1 year from start of production for first 5 wells):

First year income for first 5 wells

$2,463,750 (75 bbl per day X 365 days @$90 bbl)
+$219,000 (200 mcf per day X 365 @ $3.00 mcf)
$2,682,750 Income
-$804,825 (30% royalties to lease holder and driller)
$1,877,925 Total Gross Income

Even if we were even more conservative and looked at a production of 70% less than our projections, we would see a yearly gross income of $1,314,548.

Expenses the first year once the minimum offering amount has been raised are estimated at 12-13% to cover basic costs like travel to the well location during the drilling process and basic expenses to cover the wells like water, electrical and monthly maintenance. Additional expenses will be for bookkeeping, investor relations and basic corporate costs. The existing debt of the company from its founder, Mr. Johnson, will not be paid back from the funds raised, but by the profits from the operating wells once they are producing income.

After year 2 we feel that with the subsequent increase in producing wells that will be online, our expenses should be able to decrease to the range of 8-9% per year.

In addition, we have options on additional leases through our driller and operator, D & S energy Corp to either lease or have assigned to us additional well sites to continue growth the ability to drill additional wells.

Bbl = barrels
mcf = metric cubic feet

C. The Operation

At this point we believe most of the heavy lifting has been done in preparation to start drilling on our gas and well sites. We have located and acquired through an assignment 100 oil and gas well drilling sites known as the Young WT 5574 Lease. Located in the Morrison Oil and Gas field, this is a very well known oil producing area with commercially viable wells surrounding our drilling area. Remington Energy Group acquired the assignment for the 100 well sites in October 2013 for $490,000 plus royalties. Remington Energy Group has 3 years to drill 100 wells (see assignment attached), and must complete at least 50 wells during that period to receive a 2 year extension if necessary.

We have verified that all permits are available and can be processed within 60 days. Our contracts have been signed with our Driller and Operator, D & S Energy Corp (D & S). D & S will receive a 30% royalty fee on the oil and gas produced and they take 100% of the responsibility and liability for all of the well sites and the drilling and operations of each well. D & S Energy will be responsible for any underling royalties owed to any and all oil and gas rights owners, out of their 30% royalty payment.

Once we have received funding through our Offering we can than proceed to the actual process of the well development, which is outlined in the following chart:

D. Well Development Process

Step 1 – Mineral Leasing

Companies negotiate a private contract or lease that allows mineral development and compensates the mineral (land) owner. Lease terms vary and they contain pertinent stipulations or measures to protect the various resources.

Step 2 – Permits

The operator must obtain permits authorizing the drilling of any new wells. Surveys, drilling plans and other pertinent information are required for the permit application. The permits may require site specific measures to protect the environment while other permits for water removal or injection may also be required.

Step 3 – Road and Pad Construction

After permits are issued, roads are constructed to access the well sites. Well pads are constructed to safely locate the drilling rig and equipment during the drilling process. Pits may be excavated to contain the drilling fluids.

Step 4 – Drilling and Well Completion

A drilling Rig drills the wells and multiple layers of casing are put into the hole and cemented in place to protect fresh water formations.

Step 5 - Hydraulic Fracturing

A specifically designed fracturing fluid is pumped under high pressure into the shale formation. The fluid consists primarily of water along with a binding agent such as sand and about 2% or less of chemical additives. This process creates fractures in rock deep underground that are "propped" open by the sand, which allows the natural gas to flow into the well.

Step 6 – Production

Once the well is placed on production, parts of the wellpad that are no longer needed for future operations are reclaimed. The gas and oil is brought up, treated to a useable condition and sent to market.

Step 7 – Workovers

Gas and oil production will usually decline over the years. Operators may perform a workover which is an operation to clean, repair and maintain the wells for the purpose of increasing or restoring production. Multiple workovers may be performed over the life of a well.

Step 8 - Plugging and Abandonment/Reclamation

When a well reaches it economic limit, it is plugged and abandoned according to State standards. The disturbed areas, including the wellpads and access roads are reclaimed back to the native vegetation and condition requested by the mineral owner. This process is normally completed in a few weeks, though it can be many years before this is considered.

E. Project Geology Overview

The Young Well Track 5574 Lease, herein referred to as the Young WT 5574 Lease in McKean County, Pennsylvania contains over 1100 acres and consists mostly of rolling hills and moderate sized mountains. Virtually all areas are accessible by modern roads or farm roads. Much of the areas surface is owned by the Federal Government and/or private land owners which allow timbering and oil and gas extractions, with the mineral rights being leased to the Lessee. Infrastructure such as roads, electrical, gas sale lines and drill site availability is already established on or adjacent to the leases. Based upon Pennsylvania State published well reports for this immediate area that several other oil and gas companies are currently drilling and operating on off-setting leases to the Young WT 5574 Lease. These other producers include Shell, Catalyst Energy, SWEPI Energy and Stonehaven Energy. These companies have been working on these off-setting leases and other nearby leases for several years.

The Young WT 5574 Lease holdings can be found on a map at the latitude of approximately 41 deg., 48 min. and a longitude of 78 deg., 52 min. The general area is known as the Kinzua region, named for Kinzua Creek which flows through the area and the Kinzua Dam, which is an impoundment of the Alleghany River, located in the west of the lease. It should be noted that all of the well sites in our lease bank are located within the heart of the Northwest Pennsylvania oil producing region and that all leases have been proven by previous drilling operations on or off-setting our leases. The lease mentioned is surrounded by existing oil and gas fields, most with current production operations. This establishes these areas as developmental drilling properties as opposed to exploratory or wildcatting. These properties have been extensively studied and researched using known drilling reports provided by the State of Pennsylvania Geologic Survey Office and information provided by knowledgeable individuals on this area.

The oil and gas is obtained from the numerous layers of sedimentary sandstone rocks, of Upper Devonian Age, located in the Appalachian Basin. At that time these regions were the eastern shoreline of a shallow sea that extended westward to nearly mid-continent. East of this shoreline were the mountains that we now know as the Alleghany-Appalachian chain. The shoreline became a depositional zone of run-off from these mountains and ebb the flow of the depth changes of the sea though the millenniums. The more shallow water levels contained sand and sediment that through time, heat and pressure became sandstone. The deeper depositions of silt became the shale that is present today. With the changing of the sea levels, sandstone became covered with shale which then again became covered with sandstone. This process occurred numerous times thus creating a layer-cake affect under the earth's surface in these areas. The shale acts as a cap rock or trap which keeps the oil and gas trapped within the pore spaces of the reservoir sandstone layers.

The Stratigraphic Column of oil and gas bearing sandstone formations in the Young WT 5574 Lease include: The Bradford, Clarendon, BallTown, Tiona, Cooper and Klondike. These are just a few of the hydrocarbon bearing formations that have been reported by previous drilling on or around the Young WT 5574 Lease, and that we expect to encounter.

F. Young WT5574 Lease

The Young WT 5574 Lease is situated approximately ten miles southwest of the town of Bradford, PA. Up until the 1930's the Bradford area was the world's largest oil producing region. This extensive production of oil gave birth to companies such as Quaker State Oil, Pennzoil, Kendall Oil, Wolf's Head Oil and American Refining. The major industry in this area centers on oil and gas exploration, refining and transportation of fuels and lubricants. The Young WT 5574 Lease are located within the known parameters of the well-established Morrison Oil and Gas Field. Except for the Kinzua Reservoir located on the western boundary, these leases are surrounded by active oil and gas drilling and production operations.

As was previously mentioned, the structure of this immediate area is comprised of many oil and gas bearing formations. Any wells drilled in the Young WT 5574 Lease can expect to encounter many if not all zones. The group of oil and gas bearing sandstone formations that are of interest are known as the Bradford Group Horizon. These sandstone zones are interspersed with shale formations as previously explained in this report. Depths of drilling will vary with the surface elevation where drilling commences. All zones present should be reached within a total depth of 1700-2500 feet from the surface. The zones in descending order are as follows:

Bradford 1st Sand

Clarendon

BallTown

Tiona

Cooper

Klondike

There is also the possibility of other oil and gas bearing formations being found on this lease.

These would be the following:

Sugar Run

Chipmunk

Bradford 2nd

Bradford 3rd

Lewis Run (4th Sand)

These are the hydrocarbon bearing formations that have been reported by previous drilling operations on or near the Young WT 5574 Lease as well as well logs from our geological reports. They will vary as to depth depending upon the elevation at which they are drilled. Any and all of the aforementioned sandstone formations can be be hydrofractured collectively when the criteria of adequate porosities, quality and quantities of formation are present, and the hydrocarbon content is present. Those determinations will be made by electronically logging each well after it is drilled. The results of each log will be evaluated as to the viability of completion of that particular well

Often times the names of these zones get intermingled from area to area. Only the Lewis Run formation is deeper than the Bradford 3rd formation. The other zones, if present, would be discovered during the drilling and logging phase of the well. It is suggested that some wells, strategically placed, are drilled deep enough to check for the presence of the Lewis Run. All of the formations mentioned are known and established oil and gas producers. All zones present on the lease can and will be completed simultaneously when possible. The electric-nuclear logging of the drilled wells will not only show the formations presence but also porosities, oil and gas saturations and formations depth and structure. All of these items are necessary in successfully hydro fracturing these wells.

Until recent years, many of the wells in this region were only drilled to specific depth and a specified targeted formation. These specific formations were then "shot" with explosives to provide a cavity and allow the oil and gas to flow to the well bore. One such well was drilled in 1957 and was "shot" with nitro in both the 1st and the 3rd Bradford formations. Production records of this well are not known but it does show the presence of the Bradford formation on this lease. Past research on this site has shown another well located in this area was hydro fractured in the Bradford 3rd and produced 10 Bbls of oil per day and 150 MCF of gas per day with a bottom hole pressure of 425 psi. This "test well" has verified that the area we are drilling does have and can produce commercially viable amounts of oil and confirms the geological readings. This also helped us determine that the gas lines in the area where inadequate to remove the natural gas being produced from this region. This problem has been solved recently as Shell has upgraded the lines from 1 ½" to 3". When wells have this much pressure, often the gas "over-runs" the oil in the formation initially but the oil production increases as the gas pressure declines over time.

Preliminary work on this lease has already been accomplished and so far 3 wells have been drilled and logged on this lease. Based upon the logging information, the wells are expected to produce both oil and gas in marketable quantities. The following is a review of the log analysis of the 3 wells; the net feet is the amount of sand in each pay zone, the averages are listed for the porosity level and also the oil and gas saturations located in each pay zone and they are all expressed in a percentage.

Well Log #1

Formation Name	Net Feet	Average Porosity	Average Oil Saturation	Average Gas Saturation
Bradford 1st	8	8.7%	48%	8%
Clarendon	10	8.3%	40%	8.5%
Ball Town	14	8.3%	47%	5%
Cooper	23	8%	49%	4%

Well Log #2

Formation Name	Net Feet	Average Porosity	Average Oil Saturation	Average Gas Saturation
Bradford 1st	23	7.5%	42%	3%
Clarendon	22	10%	34%	22%
Ball Town	11	10%	46%	10%
Cooper	32	8%	47%	3%
5th Formation	22	9%	53%	10%
6th Formation	6	8%	56%	2%

Well Log #3

Formation Name	Net Feet	Average Porosity	Average Oil Saturation	Average Gas Saturation
Bradford 1st	8	8%	38%	11%
Clarendon	12	10%	40%	16%
Ball Town	6	8%	47%	0%
Cooper	25	8%	47%	2.7%
5th Formation	7	7%	47%	1%
6th Formation	4	8%	52%	8%

G. Conclusion

After lengthy review of the information available, including hands on experience, it is my opinion that all of the aforementioned leases held under the Young WT 5574 Lease have an excellent chance to be a viable financial investment enterprise. The wells that I have personally witnessed being drilled and completed on these leases exceed the vast majority of the wells I've been involved with in Northwestern, Pennsylvania.

Not only are the pay zones there but critical infrastructure such as power, roads and sales lines are readily available. These leases are in the near vicinity of brine treatment plants, which cuts down on operation costs, and are also close to 2 major refineries for oil sales. All leases are also close to gas sale lines for delivery of natural gas to market. As the old timers would say, "this area is a gold mine".

I recommend that at least the initial well be drilled deep enough to test for the presence of the Lewis Run formation. If found and shown to be a viable pay zone, future wells on that lease can be drilled and completed to that depth. Future wells should also be drilled to test the Klondike formation if present.

All wells should be electrically logged immediately after drilling with an analysis that shows zone porosity, oil and gas saturations. Any structure showing a dominance of brine should be avoided.

Even though the oil and gas industry is considered a high risk venture, much of the risk has been eliminated by previous drilling, completion and production on or off-setting these leases.

Respectfully submitted,

Chief Staff Geologist
Gary L. Neely



H. Geologist Credentials

Gary Neely is the Chief Geologist. He is a graduate geologist from Slippery Rock University and Gannon College. He has worked in the oil and gas industry since 1977. He worked as a geologist and field supervisor on oil and gas field projects in PA, Ohio, W. Virginia, Kansas, Illinois, NY, Kentucky and Oklahoma. He has been involved with drilling, logging, completion, production, and land management of approximately 2500 wells in the aforementioned states; the majority of which have been in the Appalachian Basin of Western Pa. He was previously the president of Eagles Enterprises Inc.

I. Map #1: Plat Map of Young 5574 Well Track


WARRANT 5574
1130 ACRES

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J. Map #2 : Cutout of NW Pennsylvania Showing McKean County


NW PENNSYLVANIA
ERIE
WARREN
McKEAN
CRAWFORD
FOREST
ELK
VENANGO
MERCER
JEFFERSON
CLARION
LAWRENCE
BUTLER

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K. **Map #2: Map of Pennsylvania Showing McKean County**


PENNSYLVANIA
ERIE
WARREN
McKEAN
POTTER
TIOGA
BRADFORD
SUSQUEHANNA
CRAWFORD
WAYNE
WYOMING
FOREST
VENANGO
ELK
CAMERON
SULLIVAN
LACKAWANNA
PIKE
LYCOMING
MERCER
CLINTON
CLARION
JEFFERSON
LUZERNE
LAWRENCE
COLUMBIA
MONROE
CLEARFIELD
MONTOUR
UNION
CENTRE
BUTLER
CARBON
ARMSTRONG
NORTHUMBERLAND
NORTHAMPTON
SNYDER
BEAVER
MIFFLIN
INDIANA
SCHUYLKILL
LEHIGH
JUNIATA
CAMBRIA
ALLEGHENY
BLAIR
BERKS
PERRY
DAUPHIN
BUCKS
LEBANON
WESTMORELAND
HUNTINGDON
MONTGOMERY
WASHINGTON
CUMBERLAND
LANCASTER
SOMERSET
BEDFORD
CHESTER
PHILADELPHIA
FAYETTE
FULTON
YORK
FRANKLIN
DELAWARE
GREENE
ADAMS

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L. EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing – Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market – Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market – Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market – 2016 or 2017
  - Bermuda Stock Exchange Regulated Market – 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market – 2016 or 2017
- Acquisition by another Company

I. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Oil & Natural Gas Development Company.
- Nevada Stock Corporation (Formed March of 2012).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FIFTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

J. The Offering

The Company is offering a maximum of 20,000 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having no par value.

K. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

L. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of Oil and Natural Gas Leases in the State of Pennsylvania. See "USE OF PROCEEDS" section.

M. Minimum Offering Proceeds – Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. The Company has established an Investment Holding Account with the Alternative Securities Markets Group. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

N. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

O. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

P. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

Q. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

R. Company Convertible Securities

The Company, at the completion of this Offering will have 20,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

S. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

T. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

U. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

V. Subscription Period

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

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W. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Remington Energy Group Corporation

The Company

Remington Energy Group Corporation is a Nevada Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Development of Oil and Natural Gas Leases in the State of Pennsylvania

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 37 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 50,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the second, third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing.

Board of Directors All classes of Preferred Stock shall elect TWO of FIVE seats of the Company's Board of Directors.

Voting Rights Preferred Stock has NO VOTING RIGHTS

Investment Period The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

Term of the Offering The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 50,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). the Company has set an investment minimum of $1,000,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $1,000,000 will be held in an investment escrow account, and only after $1,000,000 in securities has been sold to investors (Ten Thousand 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

Reports to Investors The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

Valuations The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 737 James Lane, Suite 7499, Incline Village, Nevada 89450. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified. As of August 1st, 2014, all Directors of the Company have new ONE year agreements with the Company. All Company Directors have served since the conversion of Remington Energy Group Corporation from Remington Energy Group, LLC.

Name	Position
Mr. Wes Jonson (Age 60)	***Founder / Chief Executive Officer/ Chairman of the Board***

Mr. Wes W. Johnson grew up in a heavy construction family, frequently moving with the family throughout California and Arizona to various road, bridge and dam job sites. It was very important to his father to keep the family together while traveling to the many job sites, thereby instilling in Mr. Johnson a very family orientated lifestyle.

Mr. Johnson attended high school in Arroyo Grande, California and attended college at Cal Poly, San Luis Obispo, California studying animal science and business. After college, Mr. Johnson entered the family construction business and received his California General Building Contractor's License, later adding a General Engineering Contractor's License. Mr. Johnson built numerous projects in San Luis Obispo and Santa Barbara Counties, including single family homes, multi-family housing projects, commercial retail and industrial properties, schools and medical buildings. The next step was investing in real estate development projects in California and numerous other States.

After a move to Austin, Texas, Mr. Johnson became involved in developing and building Single Family Residents and Multi-Family projects as well as land development and multi-family investments. While in Texas, Mr. Johnson was introduced to the Texas Oil Business through a real estate associate and began investing in oil production and re-work projects. As one point, Mr. Johnson was working on an acquisition of several abandoned wells in Oklahoma when oil prices went down to $12-$15 per barrel. The oil holdings were liquidated.

After a few years of passively observing the oil industry, Mr. Johnson began searching for the right opportunity in the Oil Industry. Two years later, after looking in Texas, Oklahoma, Ohio and Kansas, the oil project in Pennsylvania was presented and deemed to be a great opportunity. The project is in a proven oil field with existing production from several major oil companies and a proven drilling and operating company with whom the Company can partner. Mr. Johnson formed Remington Energy Group Corporation and proceeded to acquire the lease to develop 100+ oil wells in the Northwest part of Pennsylvania.

Mr. Johnson lives with his Wife in Incline Village, Nevada on the shore of beautiful Lake Tahoe. He has a daughter and her family in San Diego, California and a Son and his family residing in Portland, Oregon.

Mr. Johnson's Employment History includes being the Owner, Managing Member and President of the companies listed below:

- Pinnacle Financial Services, LLC — Five Years
- Remington Energy Group Corp — One Year

Mr. Donald White (Age 63) ***Advisor / Board of Directors***

Mr. Donald White was born in St. Louis, Missouri and was brought to California when his Father moved to the Antelope Valley to work in the Aircraft Industry. Mr. White grew up in Palmdale, California where he attended grade school and graduated from Palmdale High School. After graduation, Mr. White was employed by the State of California "Department of Water Resources" as a Soils Test Engineer. During this time Mr. White worked on the Feather River Project – the construction of an aqueduct, from Orville, California and culminating in Perris, California.

Due to a budget crisis in the California, Mr. White left his position with the California Department of Water Resources and returned to college to take preparatory courses prior to working for Lockheed Aircraft on the building of the L-1011 Tri-Star Jumbo Jet and the implementing of manufacturer changes on the Rolls Royce Jet Engines. It was during this time when he felt the call to duty and enlisted in the United State Marine Corps for a six year tour of duty. After graduating at the top of his class in advanced avionics in NAS Memphis, Tennessee, Mr. White was stationed in El Toro, California, where he became an electronic technician working on forward looking, side looking and infrared detection systems for the reconnaissance F-4 Aircraft. For the last three years of his tour of duty, Mr. White transitioned into the test equipment and calibration of all electronics pertaining to both fighter and recon aircraft on both Fixed Wing and Helicopter Aircraft.

Upon being honorably discharged from the United State Marine Corps, Mr. White went to work as Vice President and Supervisor for a construction company specializing in development of dental offices. After obtaining his own B1 License from the State of California, Mr. White started his own construction company specializing in the development and construction of medical and dental offices, development and construction of single family homes as well as commercial buildings.

After moving to San Diego, California, Mr. White continued in the building of single family homes as an independent contractor for a large remodeling and construction company. Mr. White then moved to Alta Loma, California where he became a supervisor for a large property management company, responsible for the construction and rehab of commercial, single family and small to very large multi-family units. These responsibilities took Mr. White throughout Southern California; Atlanta, Georgia; San Antonio, Texas; and other areas in the Southeastern region of the United States.

After the downturn in the economy, Mr. White became semi-retired and started consulting on a part-time basis with real estate development along with his interest in Oil & Natural Gas Investments.

Currently residing in Montclair, California, Mr. White owns and operates a custom motorcycle shop building and creating custom bikes in his free time. Mr. White's three children are spread throughout the United States, with his oldest Son and his family living in Wyoming, his youngest Son and family residing in Arizona and his daughter living in Idaho.

MR. White's has been with "Donald White Consulting" for Five Years and with "BMW Investment Group, LLC" for the last one year, each of which he is the sole owner and manager.

Mr. Brent Johnson (Age 31) ***Advisor / Board of Directors***

Mr. Brent Johnson grew up on the Eastern Side of the Sierra Nevada Mountain Range in California where he attended elementary school and participated in numerous mountain activities, primarily skiing. Mr. Johnson later moved to the West Side of Austin, Texas where he attended high school and assisted in the Family Business which was focused on construction and real estate development.

Mr. Johnson attended College at Sonoma State University located in Northern California's Wine Country, where he received his Bachelor's Degree in Business. During this time Mr. Johnson played on the intercollegiate National Title Winning Lacrosse Team. In his senior year, time was spent with finalizing his studies and traveling to Portland, Oregon to manage the family properties.

After college, Mr. Johnson moved to Portland, Oregon to join the Family Business on a full-time basis, where he was responsible for overseeing the management and rehab of numerous multi-family and commercial retail portfolio of properties, valued in excess of $20,000,000

Mr. Johnson currently works (for the last five years) for the loan servicing firm First Commerce, LLC holding a position as a Senior Loan Portfolio Manager and is responsible for analyzing loan portfolios, servicing individual loans and managing the Company's Portfolio. Mr. Johnson resides in Portland, Oregon with his wife and Son.

Mr. Steven J. Muehler (Age 38) ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Oil & Natural Gas Fund and Energy Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Remington Energy Group Corporation as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Remington Energy Group listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* Mr. Wes Johnson, Founder, Chief Executive Officer and Chairman of the Company's Board of Directors is the Father of Mr. Brent Johnson, Advisor and Board of Directors Member.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In January of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Remington Energy Group Corporation. will be entitled to receive an annual salary of:

Mr. Wes Jonson, Chief Executive Officer / Board Chairman	$72,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Mr. Wes Johnson Chief Executive Officer 737 James Lane, Suite 7499 Incline Village, Nevada 89450	Common Stock: 100,000 Shares (100%) Preferred Stock: No Shares	Common Stock: 95,000 Shares (95%) Preferred Stock: No Shares
Alternative Securities Markets Group Advisor / Shareholder 9107 Wilshire Blvd, Suite 450 Beverly Hills, California 90210	Common Stock: No Shares Preferred Stock: No Shares	Common Stock: 5,000 Shares (5%) Preferred Stock: No Shares

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Wes Johnson, the Founder, Chief Executive Officer & Chairman of the Company's Board of Directors. Mr. Johnson currently owns the majority of the issued and outstanding controlling Common Stock Units of Remington Energy Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Wes Johnson thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

The Company has received cash advances to pay outstanding payables due, and payments made directly to the Company's Vendors and Service Providers by the Shareholders listed below are considered debts of the Company currently outstanding, and are due and payable to the shareholders detailed below:

- Mr. Weslie W. Johnson $495,000.00 USD Shareholder Loan
- Mr. Weslie W. Johnson $85,000.00 USD Accrued Salary

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FIFTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $1,000,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,000,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the

weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of August 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. <u>No Common Stock is being offered in the Offering Circular</u>.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of July 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FIFTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of August 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 2 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Nevada. Nevada General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Nevada's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Nevada's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION

Remington Energy Group Corporation
Profit and Loss Statement
For the First Quarter Ending March 31, 2014

			3/31/2014
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	75
Interest Expense		$	12,375
License & Corporation Fees		$	375
Office Supplies		$	15
Office Equipment		$	-
Oil Land & Lease Expense			
Professional Fees			
Accounting		$	-
Legal		$	-
Promotion		$	-
Postage		$	25
Rent		$	900
Telephone		$	250
Travel and Entertainment		$	264
Website Fees		$	45
	TOTAL EXPENSES	$	14,324
NET LOSS		$	(14,324)

I certify this financial statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2104

NOTE: 1) No income 1st quarter
2) Additional lease acquired in 2014
3) Remington Energy Group Corporation borrowed $245,000 from founder Weslie W Johnson for 2nd oil lease acquisition

See Notes to Financial Statements

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the First Quarter Ending March 31, 2014

ASSETS			
Current Assets			
Cash		$	771
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	85,000
Short-Term Investments		$	-
	Total Current Assets	$	85,771
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
Intangible Assets		$	-
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	**578,171**
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	37,375
Accrued Salaries & Wages		$	85,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	122,375
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	16,804
Net Income (Loss)		$	(14,324)
Retained Earnings		$	(24,880)
	Total Owner's Equity	$	(39,204)
Total Liabilities and Owner's Equity		$	**578,171**

I certifiy these financial statements to be true and accurate



Remington Energy Group Corporation
Cash Reconciliation
For the First Quarter Ending March 31, 2014

BEGINNING CASH	$	220
Shareholder Loan	$	-
Shareholder Contribution	$	2,500
Cash Flow In	$	-
Cash Flow Out	$	(1,949)
ENDING CASH	$	771

I certify this financial statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2104

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the First Quarter Ending March 31, 2014

Cash flows from operating activities:		
Net loss	$	(14,324)
Adjustments to reconcile net loss by operating activities:		
Changes in assets and liabilities	$	12,551
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(1,773)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:	$	-
Loans from shareholders		
Loan repayment to shareholders	$	-
Net cash provided by financing activities		
NET INCREASE IN CASH	$	-
Cash March 31, 2014	$	771

I certify these financial statements to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2104

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the First Quarter Ending March 31, 2014

Capital Contributions 2014	$	(24,880)
Net Loss (2014)	$	(14,324)
Balance as of March 31, 2014	$	(39,204)

I certify these financial statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2104

NOTE: Weslie W Johnson is the sole shareholder and
owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending March 31st, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s) In addition, the Company has had a deficit accumulated of $580,000 at March, 2014. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program.

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash Historically, cash has been held in checking and savings accounts.

Shareholder Salary

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At March 31, 2014, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At June 30, 2014 there was no common stock equivalents used in net loss per share

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering The Company has been funded by its Founders and Management. The Company has current debt obligations of $580,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000 Weslie W Johnson Shareholder Loan
$ 85,000 Weslie W Johnson Accrued Salary

NOTE 4: PREFERRED STOCK:

At March 31, 2014, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At March 31, 2014, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

List or State None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015).

Note 8: Income

No income was reported this quarter (January 1, 2014-March 31, 2014). Remington Energy Group Corporation will start receiving income once financing is completed, drilling is started on our oil and gas wells, and start producing oil and gas

Remington Energy Group Corporation
Profit and Loss Statement
For the Year Ended December 31, 2013

			12/31/2013
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Alternative Securities Markets Group		$	2,750
Bank Fees		$	300
Interest Expense		$	25,000
License & Corporation Fees		$	925
Office Equipment		$	80
Office Supplies		$	84
Oil Land & Lease Expense		$	-
Postage		$	25
Professional Fees		$	-
Accounting		$	800
Legal		$	1,200
Promotion		$	21
Rent		$	2,400
Telephone		$	970
Travel and Entertainment		$	1,285
Website Fees		$	1,500
	TOTAL EXPENSES	$	37,340
NET LOSS		$	(37,340)

I certify this statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

NOTE: 1) Remington Energy Group LLC was converted to a C Corporation in 2013
2) No income in 2013
3) Initial lease aquired in 2013
4) Remington Enegy Group borrowed $250,000 from founder Weslie W Johnson for acquisition of oil land lease

See Notes to Financial Statements

Remington Energy Group Corporation
Pre-Funding Balance Sheet
For the Year Ended December 31, 2013

ASSETS			
Current Assets			
Cash		$	220
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Shareholder Receivable		$	73,000
Short-Term Investments		$	-
	Total Current Assets	$	73,220
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	490,000
	Total Fixed Assets	$	490,000
TOTAL ASSETS		$	565,620
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	25,000
Accrued Salaries & Wages		$	73,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	98,000
Long-Term Liabilities			
Long- Term Debt - S/H Loan		$	495,000
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	495,000
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(37,340)
Retained Earnings		$	9,960
	Total Owner's Equity	$	(27,380)
Total Liabilites and Owner's Equity		$	565,620

I certifiy these financial statements to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Cash Reconciliation
For the Year Ended December 31, 2013

BEGINNING CASH	$	60
Shareholder Loan	$	495,000
Shareholder Contribution	$	7,500
Cash Flow In	$	-
Cash Flow Out	$	(502,340)
ENDING CASH	$	220

I certify these financial statements to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(27,380)
Adjustments to reconcile net loss by operating activities:		
Changes in assets and liabilities	$	538,160
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	510,780
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from shareholders	$	16,804
Loans from shareholders	$	495,000
Loan repayment to shareholders	$	-
Net cash provided by financing activities	$	511,804
NET INCREASE IN CASH	$	1,024
Cash December 31, 2013	$	220

I certify these financial statements to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

See Notes to Financial Statements

Remington Energy Group Corporation
Statement of Stockholder's Equity
For the Year Ended December 31, 2013

Capital Balance January 1, 2013	$	6,844
Capital Contributions 2013	$	(16,804)
Total Contributions	$	(9,960)
Net Loss (2013)	$	(37,340)
Balance as of December 31, 2013	$	(27,380)

I certify these financial statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

NOTE: Weslie W Johnson is the sole shareholder and owns 100% of the stock

See Notes to Financial Statements

Remington Energy Group Corporation
Notes to the Condensed Financial Statements
Ending December 31, 2013

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying interim unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In our opinion, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ending December 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

Going Concern

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses, had negative operating cash flows and has not generated any significant revenues in the recent fiscal year(s).In addition, the Company has had a deficit accumulated of $568,000 at December 31, 2013. These factors raise substantial concerns about the Company's ability to continue as a going entity beyond 2016 without the needed funds to start the drilling and production program

The Company's continuation as a going concern is dependent on attaining profitable operations, restructuring its financial obligations, and obtaining additional outside financing. The Company has funded losses from operations primarily from the issuance of debt and the issuance of capital stock. The Company believes that the issuance of debt and the sale of capital stock of the Company will continue to fund operating losses in the short-term until the Company can generate revenues sufficient to funds its operations.

Cash

Currently the Company holds no cash. Historically, cash has been held in checking and savings accounts.

Additional Capitalization

During the period of January 1, 2013 to December 31, 2013, Weslie W Johnson capitalized the Company with an additional $10,000.

Conversion to C-Corp

On September 4, 2013 Remington Energy Group LLC was converted to a C-Corp to achieve additional funding.

Income Taxes

With the conversion to a C-Corp the Company is now a stand alone entity and will be taxed accordingly.

Shareholder Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These salaries/wages will incur an interest of 10% until paid.

Concentrations of Credit Risk

The Company places its cash with financial institutions deemed by the Company's Management to be of high credit quality. The Federal Deposit Insurance Corporation ("FDIC") provides basic deposit coverage with limits to $250,000 per owner. In addition to basic insurance deposit coverage, the FDIC is providing temporary unlimited coverage for noninterest-bearing transaction accounts. At December 31, 2013, there were no uninsured deposits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions principally relate to the fair value and forfeiture rates of stock based transactions, and long-lived asset depreciation and amortization, and potential impairment.

Basic Net Loss per Share of Common Stock

Basic net loss per common share is based on the weighted average number of shares outstanding during the periods presented. Diluted earnings per share are computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period. At December 31, 2013 there was no common stock equivalents used in net loss per share.

NOTE 2. PAYABLES TO FOUNDERS AND MANAGEMENT (IF ANY, IF NONE, MODIFY BELOW)

The Company is waiting for Regulation A Qualification by the United States Securities & Exchange Commission to begin capital raising efforts. The Company is seeking to raise $5,000,000 through a Regulation A Pubic Securities Offering. The Company has been funded by its Founders and Management. The Company has current debt obligations of$568,000 to its Founders and Management for loans to the Company for operations:

NOTE 3: DUE TO SHAREHOLDERS

The Company has (or had not) received cash advances to pay outstanding payables and payments made directly to the Company's vendors and service providers. Debts outstanding, and due and payable, to shareholders include:

$495,000 Weslie W Johnson Shareholder Loan
$ 73,000 Weslie W Johnson Accrued Salary

NOTE 4: PREFERRED STOCK:

At December 31, 2013, Preferred Stock consisted of: 20,000 shares authorized, and 0 (zero) shares issued and outstanding.

NOTE 5: COMMON STOCK:

At December 31, Common Stock consisted of: 1,000,000 shares authorized, and 100,000 shares issued and outstanding.

NOTE 6: SUBSEQUENT EVENTS:

None

NOTE 7: DELAYING NOTICE:

Company will not be providing Audited Financial Returns until the close of the 2015 business year (December 31, 2015)

Note 8: Income

No income was reported this year (January 1, 2013-December 31, 2013). Remington Energy Group Corporation will start receiving income once financing is completed; drilling is started on our oil and gas wells, and start producing oil and gas.

Note 9: Blue Coast Securities

On August 15, 2013 Remington Energy Group LLC engaged Blue Coast Securities and entered into an agreement to assist Remington Energy Group LLC in raising $5,000,000 for the use of drilling and exploration for oil and gas.

Note 10: Note Payable (Weslie W Johnson)

On October 1, 2013, the Company entered into a promissory note with Weslie W Johnson for a total amount of $495,000. The loan was advanced for the Company to acquire an assignment lease land and drilling rights on a tract of land in Warren County, Pennsylvania. Interest will accrue on said note until drilling is started and sufficient income is produced to cover payment and start retiring said debt. Interest will accrue at 10% interest until debt is paid in full.

Note 11: Land Lease Assignment and Drilling Rights

On October 15, 2013 the lease assignment of 100 well sites was obtained in Pennsylvania. Along with this lease are the rights to drill up to 100 wells over the next three years, down to a depth of 3,000 feet.

On October 15, 2013, Remington Energy Group Corporation obtained an assignment for the drilling rights to drill 100 wells over the next three years, down to the depth of 3,000 feet. With the drilling of 50 wells in the next three years, Remington Energy Group Corporation has received an automatic extension for two years to complete the 100 wells.

The lease assignment and drilling rights are equivalent to pre-paid fees; each well site has $4,900 in pre-paid fees and is an asset of the company under "pre-paid fees".

The lease assignment is on proven oil producing acreage, know as Morrison Oil Field and commonly referred to as the Young Lease Well Track (WT) 5574.

The term of the assignment will be three years with a two year option. Cost of the assignment was $4,900 per well site and a 30% royalty paid to D&S Energy form all oil and gas revenue. D&S Energy is responsible for all underlying royalty fees.

REMINGTON ENERGY GROUP LLC
PROFIT LOSS STATEMENT
FOR THE PERIOD OF INCEPTION (March 27, 2012) TO DECEMBER 31, 2012

			12/31/2012
INCOME			
Sales		$	-
	TOTAL INCOME	$	-
EXPENSES			
Bank Fees		$	-
License & Corporation Fees		$	400
Office Equipment			
Office Supplies		$	120
Oil Land & Lease Expense		$	-
Postage		$	-
Professional Fees			
Accounting		$	-
Legal		$	500
Promotion		$	-
Rent		$	-
Telephone		$	800
Travel and Entertainment		$	2,320
Website Fees		$	-
	TOTAL EXPENSES	$	4,140
NET INCOME (LOSS)		$	(4,140)

I certify this statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

NOTE: 1) Remington Energy Group LLC was formed on March 27, 2012
2) No income 2012

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
PRE-FUNDING BALANCE SHEET
DECEMBER 31, 2012

ASSETS			
Current Assets			
Cash		$	60
Accounts Receivable		$	-
Inventory		$	-
Prepaid Expenses		$	-
Partner Receivable		$	25,000
Short-Term Investments		$	-
	Total Current Assets	$	25,060
Fixed (Long-Term) Assets			
Long-Term Investments		$	-
Property & Equipment		$	2,400
	Total Fixed Assets	$	2,400
Other Assets			
Deferred Income Tax		$	-
Land Lease Rights		$	-
	Total Other Assets		
TOTAL ASSETS		$	27,460
LIABILITIES & OWNER'S EQUITY			
Current Liabilities			
Accounts Payable		$	-
Accrued Interest		$	-
Accrued Salaries & Wages		$	25,000
Current Portion of Long-Term Debt		$	-
Income Taxes Payable		$	-
Short-Term Loans		$	-
Unearned Revenue		$	-
	Total Current Liabilities	$	25,000
Long-Term Liabilities			
Long- Term Debt		$	-
Deferred Income Tax		$	-
	Total Long-Term Liabilities	$	-
Owner's Equity			
Owner's Investment		$	-
Net Income (Loss)		$	(4,140)
Partners Capital		$	6,600
	Total Owner's Equity	$	2,460
Total Liabilites and Owner's Equity		$	27,460

I certifiy these financial statements to be true and accurate



Name: Wallie W Johnson
Title: CEO
Date: July 15, 2014

See Notes to Financial Statements

Remington Energy Group LLC
Cash Reconciliation
For the Year Ended December 31, 2012

BEGINNING CASH	
Partner Capital Contribution	$ 6,600
Cash Flow In	$ -
Cash Flow Out	$ (6,540)
ENDING CASH	$ 60

I certify these financial statements to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF CASH FLOWS
For the period of March 27, 2012 (inception) through December 31, 2012

Cash flows from operating activities:		
Net loss	$	(4,140)
Adjustments to reconcile net loss to net cash provided by operating activities:	$	(29,860)
Changes in assets and liabilities	$	27,460
Prepaid expense	$	-
Accounts payable and accrued expenses	$	-
Net cash provided by operating activities	$	(6,540)
Cash flows from investing activities:	$	-
Net cash used in investing activities	$	-
Cash flows from financing activities:		
Contributions from members	$	6,600
Loans from members	$	-
Loan repayment to members	$	-
Net cash provided by financing activities	$	-
NET INCREASE IN CASH	$	60
Cash December 31, 2012	$	60

I certify these financial statements to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

See Notes to Financial Statements

Remington Energy Group LLC
STATEMENT OF MEMBER'S EQUITY
For the period of March 27, 2012 (inception) through December 31, 2012

Capital Contributions	$	6,600
Net Loss	$	(4,140)
Balance as of December 31, 2012	$	2,460

I certify these financial statement to be true and accurate



Name: Weslie W Johnson
Title: CEO
Date: July 15, 2014

NOTE: Weslie W Johnson is the sole Member and
owns 100% of the LLC

See Notes to Financial Statements

REMINGTON ENERGY GROUP LLC
NOTES TO FINANCIAL STATEMENTS
For The Period of Inception (March 27, 2012) To December 31, 2012

NOTE 1: ORGANIZATION

Remington Energy Group LLC, a Nevada Limited Liability Company, (the Company) was formed on March 27, 2012. The purpose of the Company is to acquire oil and gas leases, drill for oil and gas, invest in oil and gas explorations and invest in energy related business activities.

Weslie W Johnson is the sole member, 100% owner of the company and owns all of the membership shares.

The original checking account for Remington Energy Group LLC was opened with an initial deposit of $300 and for the period of March 27, 2012 to December 31, 2012, Wes Johnson, the sole member, capitalized the company with $6,600.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (The Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Member Salaries

Any salaries/wages earned from the Company will be deferred until the Company generates income to pay such salaries/wages. These wages will incur an interest of 10% until paid.

Income

There has been no income for the period of March 27, 2012 to December 31, 2012

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Remington Energy Group Corporation.

By: Its Chief Executive Officer



By: ______________________________
Name: Mr. Wes Johnson
Title: Chief Executive Officer

By: Its Advisor & Board of Directors Member (preparer of this Registration Statement)



By: ______________________________
Name: Mr. Steven J. Muehler
Title: Board of Directors Member

Signature Certificate

Document Reference: P3NDXDJFSI3PP32D7FJKYC

RightSignature
Easy Online Document Signing



WesRemingtonEnergyGroup.com
Party ID: 7STW7VJWG5NJSZXB2UIMV6
IP Address: 66.215.141.6
VERIFIED EMAIL: wes@remingtonenergygroup.com

Electronic Signature:

Multi-Factor Digital Fingerprint Checksum: 659e72329f9dd58626f431e67b5571f6a9cb6085





Alternative Securities Markets Group
Party ID: AHYWHGIGTJSE9WUUHX869X
IP Address: 104.34.245.221
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:

Multi-Factor Digital Fingerprint Checksum: ad63007da714c17613b318ef73680b161f883906



Timestamp	Audit
2014-08-04 14:27:08 -0700	All parties have signed document. Signed copies sent to: WesRemingtonEnergyGroup.com and Alternative Securities Markets Group.
2014-08-04 14:27:08 -0700	Document signed by WesRemingtonEnergyGroup.com (wes@remingtonenergygroup.com) with drawn signature. - 66.215.141.6
2014-08-04 14:24:42 -0700	Document viewed by WesRemingtonEnergyGroup.com (wes@remingtonenergygroup.com). - 66.215.141.6
2014-08-04 13:19:46 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 104.34.245.221
2014-08-04 13:19:22 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.245.221
2014-08-04 13:19:21 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.245.221



This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

EXHIBIT A

Remington Energy Group Corporation

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

9% Convertible Preferred Stock Units 1 to 50,000

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the Remington Energy Group Corporation Offering Circular dated August 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Remington Energy Group Corporation" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by Remington Energy Group Corporation Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Remington Energy Group Corporation Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of Remington Energy Group Corporation, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made as of this ___________ day of _________________, 2014 by and between Remington Energy Group Corporation, a Nevada Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to FIFTY THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Remington Energy Group Corporation, C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Remington Energy Group Corporation** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Company Convertible Securities:** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
  - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60

days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
  - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
  - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Remington Energy Group Corporation, 737 James Lane, Suite 7499, Incline Village, Nevada 89450**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Nevada, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Remington Energy Group Corporation

By: ______________________________________

President

PURCHASER:

____

Signature of Purchaser

____

Alternative Securities Market Investment Account Number

EXHIBIT B

ARTICLES OF ORGANIZATION
Of
Remington Energy Group LLC

Know all men by these presents
The undersigned, for the purpose of forming a Limited Liability Company under the laws of the State of Nevada, pursuant to NRS 86:

Do hereby certify that:

Article 1

The name of the Limited Liability Company is Remington Capital Group LLC ("the Company")

Article 2

The period of existence of the Company is perpetual, unless the Company is dissolved in accordance with the provisions as set forth in the Operating Agreement

Article 3

The Resident Agent of the Company is located at 737 James Ln #7499, Incline Village, NV 89451

Article 4

Upon the death, insanity, retirement, resignation, expulsion, bankruptcy or dissolution of a member or occurrence of any other event which terminates a members continued membership in the Company, the business of the Company may continue at the intermediacy of the remaining members by a majority vote of all remaining members within ninety days of the happening of the event and there are at least two remaining members.

Article 5

Addition of, transfer of, assignment of and/or pledge of any membership interests in the Company are subject to restrictions, in accordance with the provisions as set forth in the Operating Agreement.

Article 6

Managers shall manage the Company and their number shall not be less than one (1). The number of Managers of the Company may be fixed from time to time in accordance with the Operating Agreement of the Company. The initial Managers are to serve until the first annual meeting of the Members or until their successors are elected and shall qualify. The names and addresses of the initial Managers are:

Wes Johnson — PO Box 7499
Incline Village, NV 89450

Article 7

No Manager of the Company shall have personal liability for damages for breach of any fiduciary duty as Manager of the Company by its Members or any other person except for acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law.

Article 8

The purpose of the Company shall be to acquire, own, sell, invest in, trade, manage, finance, refinance, exchange or otherwise dispose of stocks, securities, partnership interests, CD's, mutual funds, commodities and any or all investments whatsoever, that the Manager may from time to time deem to be in the best interest of the Company, Additionally, the Company is authorized to engage in any other activities as related or incidental to the foregoing purposes as well as conduct any associated lawful business or enterprise. The Company may conduct all or any art of its business, and may hold, purchase, mortgage, lease and convey real and/or personal property, anywhere in the world.

Article 9

The name and address of the Organizer is as follows:

Wes Johnson
PO Box 7499
Incline Village, NV 89450

Article 10

Any action required to be taken at any annual or special meeting of Members or Managers, may be taken without a meeting and without special prior notice, if a consent in writing, dated, and setting out the action taken, is signed by the holders of all Membership Interests, or all Managers, as the case may be.

The undersigned, for the purpose of forming a Limited Liability Company under the laws of the State of Nevada, do make, file and record this Certificate, and do certify that the facts herein stated are true and I have accordingly set my hand and seal this day: 1-17-13



Wes Johnson

State of California }

Santa Barbara County }

On this ______ day of ____________, 2013, personally appeared before me, a notary public, ______________________, who acknowledged the he executed the above instrument.

LOOSE CALIF. ACKNOWLEDGMENT ATTACHED

____
Notary Public

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

State of California
County of SANTA BARBARA }

On JAN. 17, 2013 (Date) before me, JUANITA M. WILDE, NOTARY PUBLIC (Here Insert Name and Title of the Officer)
personally appeared WES JOHNSON (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


JUANITA M. WILDE
Commission # 1903825
Notary Public - California
Santa Barbara County
My Comm. Expires Sep 12, 2014

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: Juanita M Wilde (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Articles Of Organization

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: Wes Johnson	RIGHT THUMBPRINT OF SIGNER	Signer's Name: ______	RIGHT THUMBPRINT OF SIGNER
☐ Corporate Officer — Title(s): Managing Member	Top of thumb here	☐ Corporate Officer — Title(s): ______	Top of thumb here
☐ Individual		☐ Individual	
☐ Partner — ☐ Limited ☐ General		☐ Partner — ☐ Limited ☐ General	
☐ Attorney in Fact		☐ Attorney in Fact	
☐ Trustee		☐ Trustee	
☐ Guardian or Conservator		☐ Guardian or Conservator	
☐ Other: ______		☐ Other: ______	
Signer Is Representing: Remington Energy Group LLC		Signer Is Representing: ______	

EXHIBIT C:





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Conversion
(PURSUANT TO NRS 92A.205)
Page 1



Filed in the office of	Document Number 20130585536-48
Ross Miller Secretary of State State of Nevada	Filing Date and Time 09/04/2013 8:51 AM
	Entity Number E0178162012-9

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion
(Pursuant to NRS 92A.205)

1. Name and jurisdiction of organization of constituent entity and resulting entity:

Remington Energy Group LLC
Name of constituent entity

Nevada
Jurisdiction

LLC
Entity type *

and,

Remington Energy Group Corporation
Name of resulting entity

Nevada
Jurisdiction

C Corporation
Entity type *

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

☒ The entire plan of conversion is attached to these articles.

☐ The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.

☐ The complete executed plan of conversion for the resulting domestic limited *partnership is* on file at the records office required by NRS 88.330.

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust .

This form must be accompanied by appropriate fees.

Nevada Secretary of State 92A Conversion Page 1
Revised: 8-31-11



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Conversion
(PURSUANT TO NRS 92A.205)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

4. Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the resulting entity in the conversion):

Attn: Wes Johnson

c/o: Wes Johnson
Remington Energy Group Corporation
PO Box 7499
Incline Village, NV 89450

5. Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: August 23, 2013 **Time:** 9:10 AM

6. Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87).

2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.

Remington Energy Group LLC
Name of *constituent* entity

X 
Signature Managing Member **Title** 08/23/2013 **Date**

* Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's articles.**

FILING FEE: $350.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION
WITH STATEMENT OF CONVERSION

Article I

The name of this Corporation is: Remington Energy Group Corporation

Article II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of Nevada other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the Nevada Corporation Code.

Article III

The name and address in the State of Nevada of the Corporation's initial agent for service of process is:

Mr. Wes Johnson, 737 James Lane, #7499, Incline Village, Nevada 89450

Article IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 100,000,000, with a par value of $0.001 per share.

Article V

The name of the converting Nevada Limited Liability Company is Remington Energy Group, LLC. The limited liability company's Secretary of State's file number is E0178162012-9. The principal plan of conversion was approved by the vote of the members, which equaled or exceeded the vote required under Nevada GENERAL CORPORATION LAW. There is one class of members entitled to vote and the percentage vote required is a majority in interest of the members. The limited liability company is converting into a Nevada Stock Corporation.

Acknowledgement

It is hereby declared that I am the person(s) who executed this instrument, which execution is my act and deed.



Mr. Wes Johnson, Managing Partner of Remington Energy Group, LLC and Incorporator

Remington Energy Group Corporation

4. Names and Addresses of the Board of Directors

Donald White
8940 Benson Ave, Unit B Montclair, CA 91763

Brent Johnson
4745 NE 24th Ave Portland, OR 97211

Steven J Muehler
26500 Agoura Rd Calabasas, CA 91302

EXHIBIT D

LEASE, ASSIGNMENT, SUBSTITUTION AND CONSILIDATION CONTRACT

This agreement is made between D&S Energy Corporation, a Pennsylvania corporation, herein referred to as (D&S) Assignor and Remington Energy Group Corporation, a Nevada corporation, herein referred to as (Remington) Assignee.

The following is the address and contact information for notices:

D&S Energy Corporation
PO Box 102
Tiona, PA 16352

Remington Energy Group Corporation
737 James Lane #7499
Incline Village, NV 89450

WHEREAS, D&S Energy Corporation, by the rights of the sublease, holds the oil and gas rights to a certain tract of land, commonly known as WT5574, which is approximately 1,100 acres. See attached.

WHEREAS, Remington Energy Group Corporation wishes to acquire drilling rights to 100 well sites on said tract of land WT 5574

WHEREAS, D&S Energy Corporation agrees to assign 100 well sites and drilling rights to Remington Energy Group Corporation on WT5574 or adjacent acreage controlled by D&S Energy Corporation that is acceptable to Remington Energy Group Corporation.

NOW THEREFORE, Assignor and Assignee agree as follows:

1. Assignment will be for 100 wells to be drilled in three years for $490,000
2. Once 50 wells are drilled, a two year extension is available.
3. D&S Energy Corporation controls over 3,500 additional acreage adjacent to WT 5574; well sites of adjacent acreage still in the Morrison Oil Field may be substituted for the WT5574 tract at a later

time with the approval of Remington Energy Group Corporation after examination by Remington Energy Group Corporation.

4. Each well site to be deeded to Remington Energy Group Corporation once the well is drilled and put into production.

5. D&S Energy Corporation will be the driller of record and operator of all 100 wells. Separate contract to provide details for drilling and operator agreements.



Weslie W Johnson
Remington Energy Group Corporation
737 James Lane #7499
Incline Village, NV 89450

October 15, 2013
Date



Gary Neely
D&S Energy Corporation
PO Box 102
Tiona, PA 16352

October 15, 2013
Date

EXHIBIT E

Book: 709 Page: 71


McKean County Court House
Smethport, Pa.

MCKEAN COUNTY
RECORDER OF DEEDS
ANNE C. BOSWORTH, RECORDER
500 WEST MAIN STREET
SMETHPORT, PA 16749
(814) 887-3250

***RETURN DOCUMENT TO:**
D&S ENERGY CORPORATION
PO BOX 102
9381 ROUTE 6
TIONA, PA 16352

Instrument Number - 201105361
Recorded On 12/1/2011 At 10:46:04 AM
* **Instrument Type - OIL AND GAS LEASE**
* **Total Pages - 13**
Invoice Number - 60790
* **Grantor - YOUNG FAMILY INTEREST INC**
* **Grantee - D&S ENERGY CORPORATION**
* **Customer - D&S ENERGY CORPORATION**

*FEES

STATE WRIT TAX	$0.50
RECORDING FEES - RECORDER OF DEEDS	$29.00
COUNTY IMPROVEMENT FEE	$2.00
ROD IMPROVEMENT FEE	$3.00
TOTAL PAID	$34.50

I hereby CERTIFY that this document is Recorded in the Recorder of Deeds Office Of McKean County, Pennsylvania

Anne C. Bosworth
Anne C. Bosworth
Recorder of Deeds


RECORDER'S OFFICE
McKEAN COUNTY, PA.

THIS IS A CERTIFICATION PAGE

Do Not Detach

THIS PAGE IS NOW PART OF THIS LEGAL DOCUMENT

* - Information denoted by an asterisk may change during the verification process and may not be reflected on this page.

00AD0D


Book 709 Page 72

OIL AND GAS LEASE

THIS AGREEMENT, made, entered into and effective this 22nd day of November, 2011, by and between **Young Family Interests, Inc**, a Pennsylvania Corporation having offices at 294 Skinner Creek Road, Port Allegany, PA 16743, **Natural Resources Management Corporation**, of 210 North Barry Street, Olean, New York 14760, hereinafter called "Lessor" and **D&S Energy Corp**, of P.O. Box 102, 9381 Route 6, Tiona, PA 16352, hereinafter called "Lessee".

WITNESSETH:

ARTICLE I

Lessor, in consideration of Ten Thousand Dollars in hand paid, the receipt and sufficiency of which is hereby acknowledged, and of the covenants and agreements contained herein, does hereby demise, lease and let unto Lessee, with rights of ingress, egress and regress necessary or convenient for the sole and only purpose of exploring, drilling, developing and producing oil, gas, condensate and/or their constituent parts from that certain tract of land (sometimes hereinafter called "Leased Acreage") containing 1,146.2 acres, more or less, situate in Hamilton Township, County of McKean and State of Pennsylvania, being all of the gas and oil rights located in Warrant 5574, described in McKean County Record Book 242 at Page 871, but excepting any rights under the Allegheny Reservoir that may be owned by third parties pursuant to a deed recorded in McKean County Deed Book 461, Page 244.

This lease is confined and limited to those formations found from the surface down to the base of the Kane formation, said depth hereinafter being referred to as "Contract Depth." Lessor hereby excepts and reserves all the oil, gas, condensate and/or their constituent parts in all formations below Contract Depth, as well as the full right to drill for, produce and market the same. Lessee may use water, oil and gas from the Leased Acreage, to the extent that Lessor enjoys such use, for operations hereunder.

ARTICLE II

Subject to the provisions found herein, this Lease shall remain in force and effect for a primary term of one (1) year, during which time Lessee agrees to drill and complete one (1) well capable of producing oil, gas, condensate and/or their constituent parts in paying quantities on the Leased Acreage, and thereafter drill and complete not less than two (2) additional wells capable of producing either oil, gas, condensate and/or their constituent parts in paying quantities in each succeeding one (1) year period until all Leased Acreage covered by this Lease has been fully developed in spacing units of five (5) acres as hereinafter specified, but in no event longer than five (5) years from the effective date hereof. In the event of failure of Lessee to comply with the provisions found herein, this Lease and the rights herein granted shall cease and terminate except as to any well then producing oil, gas, condensate and/or their constituent parts in paying quantities, and in such case each then existing producing well will be deemed to have earned that portion of the Leased Acreage found from the surface to the depth of the drilled well only, within a Five (5) acre square oriented north, south, east and west, with the producing well located at the center as nearly as reasonably practical. Said acreage is hereinafter referred to as "Spacing Unit" or "Earned Acreage." At such time as this Lease and the rights herein granted shall cease and terminate, in whole or in part, Lessee shall furnish Lessor, without necessity of demand or additional compensation, a release in recordable form surrendering to Lessor all rights and interests granted herein, except as to any of the Leased Acreage within earned five (5) acre Spacing Unit(s) retained by Lessee pursuant to the terms and provisions hereof. The obligation of Lessee to furnish a recordable release shall be a continuing obligation as to each Spacing Unit as production ceases to be in paying quantities. If Lessee desires to rework any non-producing well now existing upon the Leased Acreage for the production of oil, gas, condensate and/or their constituent parts, Lessee shall have the right to do so within the terms of this Lease, but doing so will not count against the above described drilling requirements.

Dry holes drilled to 2,500' shall count as wells drilled for purposes of meeting the drilling requirements of this Article. It is understood and agreed that failure of Lessee to maintain the drilling schedule recited herein shall result in no penalties to Lessee except that Lessee shall thereafter lose the right to drill and rework additional wells hereunder. Failure to drill said required wells shall not relieve Lessee of its obligation to plug all wells drilled by Lessee upon the Leased Acreage as provided in this Lease.

ARTICLE III

Lessee shall deliver to the credit of Lessor as royalty fifteen percent (15% of 8/8) of the gross proceeds realized by Lessee from the sale of all oil and gas and/or their constituent parts produced and saved from the Leased Acreage. Said royalty shall be free and clear of all development, operating, marketing, storage, transportation, gathering, pipeline expenses and taxes, without limitation, other than the proportionate part of any applicable severance or production taxes. In no event shall Lessor's oil royalty be based on a price less than the highest field price paid for such product. Royalty shall be payable to Lessor sixty (60) days after production or thirty (30) days after Lessee shall receive payment, whichever shall occur first.

Should royalty payment not be tendered within said period, said royalty payments shall bear interest compounded daily at the annual rate of two percent (2%) over the published prime rate of the Chase Manhattan Bank or the maximum legal rate allowed in the state, whichever is the lesser. If Lessor owns a lesser interest in the oil and gas in and under the Leased Acreage than the entire undivided interest therein, then the royalties herein provided shall be paid the Lessor only in the proportion to which his interest bears to the whole and undivided interest therein.

ARTICLE IV

Locations for all wells to be drilled or reworked hereunder shall be mutually agreed upon by Lessor and Lessee, it being understood that consent shall not be unreasonably withheld by Lessor. At least fifteen (15) days prior to commencement of drilling or reworking operations on each well hereunder, Lessee shall furnish Lessor a plat depicting said well location together with an outline of the designated Spacing Unit. No part of Leased Acreage shall be pooled or unitized with non-leased acreage without the prior written consent of Lessor.

ARTICLE V

Prior to commencement of each well drilled under this Lease, Lessee shall pay to Lessor the sum of $2,500.00. Such payment shall accompany Lessee's written request for approval of each well location and designated spacing unit proposed by Lessee, and shall be nonrefundable should the designated well fail to be drilled after approval.

ARTICLE VI

Nothing in this Lease shall be construed as relieving Lessee of its duty and obligation to plug and abandon all wells drilled by Lessee on the Leased Acreage or its duty to reclaim the surface of the Leased Acreage in compliance with the requirements of this Lease and/or as required by any governmental body having jurisdiction at Lessee's sole cost, risk and expense.

It is specifically understood and agreed that Lessee's obligation to plug and abandon said wells and reclaim the surface of the Leased Acreage shall survive any surrender, termination, forfeiture or expiration of this Lease, without limitation.

ARTICLE VII

On or before the end of each successive month following the date of initial production hereunder from any well, Lessee shall furnish Lessor with a statement itemized in reasonable detail showing the kind and amount of production sold from or utilized on or off the Leased Acreage during the preceding month, the sales value received by Lessee for such production and such production history as Lessor may require.

ARTICLE VIII

If any well(s) drilled or reworked under this Lease shall cease or fail to produce either oil, gas, condensate and/or their constituent parts in paying quantities, at any time or from time to time, Lessee agrees to initiate, resume or restore production from the applicable well(s) within one hundred eighty (180) days of drilling, reworking or cessation of production, or commence drilling a new well on that spacing unit resulting in production in paying quantities within said one hundred eighty (180) days, or Lessee, at its sole cost, risk and expense, shall plug and abandon the well(s) and furnish Lessor with a release in recordable form surrendering to Lessor the applicable spacing unit(s) within the next succeeding sixty (60) days.

ARTICLE IX

Neither the leasehold estate created hereby nor any interest created therefrom may be assigned by Lessee in whole or in part without securing the written approval of Lessor. It is understood that such approval shall not be unreasonably withheld and Lessor agrees to respond to Lessee's request for approval of assignment within thirty (30) days after receipt of any such request. All such assignments are to contain a reference to and be made subject to the terms and conditions of this Lease. Prior to such assignment, Lessee shall provide Lessor with all pertinent documentation, exhibits, instruments, agreements and plats defining the interest to be assigned. Lessee agrees that any assignment of this leasehold estate or any interest created therefrom either in whole or in part, without Lessor's prior written approval, shall be null and void and of no force and effect and Lessee, at Lessor's option, shall thereafter be deemed to have forfeited such leasehold estate or interest.

ARTICLE X

All operations conducted by Lessee on the Leased Acreage shall be in compliance with all rules and regulations required by any federal, state or regulatory agency having jurisdiction, including, but not limited to, drilling, testing, completion, operation, development and abandonment of each well hereunder and the restoration of the land. All surface damages caused by Lessee's operations, together with matters relating to Lessee's duties and obligations hereunder, shall be at Lessee's sole cost, risk, expense and liability, and shall be free of cost or charge to Lessor. Lessee agrees to promptly pay all such costs and expenses and not suffer any liens to be incurred against any part of the Leased Acreage as a result of operations conducted by Lessee.

ARTICLE XI

Lessee agrees to indemnify, hold harmless and defend Lessor, its employees, agents, representatives, officers and directors from and against any and all lawsuits, liens, damages, injuries to persons (including death), claims or expenses resulting or arising from any of Lessee's activities or operations conducted on the Leased Acreage, regardless of whether Lessee's conduct is deemed to be negligent or otherwise does or does not constitute due care under the

Book 709 Page 78

circumstances. Nothing herein shall be construed to create a partnership, a joint venture, an association, a trust, a mining partnership or other entity, nor to constitute Lessee or Lessor the agent of the other.

ARTICLE XII

As further consideration for the execution of this Lease by Lessor, Lessee agrees:

1. **Access to Well(s) and Information**

   The representatives of Lessor shall have full and free access at any time to any rig floor and any well(s) located on Leased Acreage and to full and complete information concerning said well(s) including, but not limited to, the right to examine logs, cores, cuttings and sidewall samples and the right to observe all tests made of said well(s) and access to the rig floor.

2. **Reports**

   Lessee shall provide to Lessor, upon publication, true and correct copies of the following reports:

   a) Drilling reports.

   b) Reports on logging and completion progress.

   c) Copies of all logs run, all frac reports and all other surveys as and when made.

   d) Copy of complete drilling log, certified as being correct, and if said well shall be determined dry and is abandoned, complete certified copy of plugging record.

ARTICLE XIII

Lessor reserves the right to develop the lands covered by this Lease for uses and purposes other than those which are herein leased, provided such does not unreasonably interfere with the rights herein granted to Lessee.

ARTICLE XIV

Lessor warrants title to the oil and gas in the Leased Acreage specially. All curative work accomplished by Lessee shall inure to the benefit of Lessor and copies of any title opinion or curative matter covering the Leased Acreage, or any part thereof, obtained at any time by Lessee shall be provided to Lessor at no cost within fifteen (15) days after receipt thereof. Lessor will, upon written request from Lessee, provide Lessee with copies of all title information relating to the Leased Acreage in its possession.

ARTICLE XV

Lessee does hereby further covenant, promise and agree to plug and abandon any and all wells drilled by Lessee upon the Leased Acreage in compliance with requirements of the laws, rules and regulations of any governmental body having jurisdiction now in force or hereafter enacted with respect to the plugging and abandonment of well(s) on the Leased Acreage. Said plugging and abandonment is to be performed by Lessee at its sole cost, risk and expense. Lessee's obligation to plug wells upon the Leased Acreage as herein provided, shall not cease with the expiration, forfeiture, termination, surrender, cessation or release of this Lease in whole or in part but shall continue to be an obligation of Lessee until all existing wells upon the Leased Acreage and the wells drilled or reworked by Lessee have been plugged and abandoned as above provided. Lessee further agrees to hold harmless Lessor, its successors and assigns from any and all cost and expense resulting from the improper plugging or the failure to plug said wells. Nothing in this Article shall be interpreted as preventing Lessee from reworking existing wells as provided in Article II hereof.

ARTICLE XVI

Lessee shall pay all taxes that may be imposed as a result of operations upon the Leased Acreage by Lessee, except that Lessor agrees to pay its proportionate part of any applicable severance or production taxes.

ARTICLE XVII

Lessee may surrender this Lease in whole or in part by tendering an appropriate recordable instrument to the Lessor. Any obligations of this Lease, including, but not limited to, payment of moneys owed Lessor, plugging and abandonment of wells, reclamation of surface, etc., which have not been fulfilled at the surrender of this Lease, shall survive such surrender until completed.

Time is of the essence in this Lease in all of its parts. This Lease and all of the terms, provisions and covenants hereof shall extend to and be binding upon all successors, representatives, heirs and assigns of Lessor and Lessee, and everywhere reference to Lessor and Lessee herein appears, the terms "successors", "representatives", "heirs" and "assigns" shall be deemed to be intended as fully as if recited thereafter.

Book 709 Page 81

IN WITNESS WHEREOF, the Lessors hereto has caused their names and corporate seals to be executed and sealed as of the day year first above written.

Witness:

Young Family Interests, Inc.



BY: 

James R. Young, President

Natural Resources Management Corporation



BY: 

Richard S. Lindhome, President

Witness:



BY: 

Matthew J. Neely, CEO
D & S Energy Corp



BY: 

Donald D. Coleman, Jr, President
D & S Energy Corp

Book 709 Page 82

State of New York
County of Tompkins

On this, the 30th day of November, 2011, before me a Notary Public, the undersigned officer, personally appeared James R. Young, in his capacity as President of Young Family Interests, Inc., who acknowledged that he did execute the foregoing instrument in the above stated capacity for the purposes therein contained by signing his name on behalf of the Corporation with the intent to be legally bound.

SEAL.
My commission expires:

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Heather J. Fowler, Notary Public
Smethport Boro, McKean County
My Commission Expires Feb. 22, 2014

State of ~~New York~~ PA
County of ~~Cattaraugus~~ Cameron

On this, the 28th day of November, 2011, before me a Notary Public, the undersigned officer, personally appeared Richard S. Lindhome, in his capacity as President of Natural Resources Management Corporation, who acknowledged that he did execute the foregoing instrument in the above stated capacity for the purposes therein contained by signing his name on behalf of the Corporation with the intent to be legally bound.

SEAL.
My commission expires:

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Christine A. Dickinson, Notary Public
Shippen Twp., Cameron County
My Commission Expires March 17, 2013
Member, Pennsylvania Association of Notaries

Commonwealth of Pennsylvania
County of Warren

On this, the 22 day of November 2011, before me a Notary Public, the undersigned officer, personally appeared Matthew J. Neely, in his capacity as Chief Executive Officer of D & S Energy Corp., who acknowledged that he did execute the foregoing instrument in the above stated capacity for the purposes therein contained by signing his name on behalf of the Corporation with the intent to be legally bound.



SEAL
My commission expires:

Deborah Coleen Morris
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deborah Coleen Morris, Notary Public
Mead Twp., Warren County
My Commission Expires Oct. 7, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Commonwealth of Pennsylvania
County of Warren

On this, the 22 day of November 2011, before me a Notary Public, the undersigned officer, personally appeared Donald D. Coleman, Jr., in his capacity as President of D & S Energy Corp., who acknowledged that he did execute the foregoing instrument in the above stated capacity for the purposes therein contained by signing his name on behalf of the Corporation with the intent to be legally bound.



SEAL
My commission expires:

Deborah Coleen Morris
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Deborah Coleen Morris, Notary Public
Mead Twp., Warren County
My Commission Expires Oct. 7, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Abstract of Title

The attached Abstract of Title covers the following tract(s) of land:
Part of Tax Parcel No(s): 22-01-700 Other Tract Information: Warrant No. 5574
Township: Hamilton Acreage: 1,146.2 acres, more or less
Owner(s): Natural Resources Management Corp., Young Family Interests, Inc. & EOG Resources, Inc. (oil & gas); United States of America (surface)

I hereby certify that Penn-York Abstract Corporation has examined the indices of the records of McKean County, State of Pennsylvania, insofar as they are contained in the Offices of the Recorder of Deeds, Prothonotary, Tax Claim Bureau and Register of Wills from September 30, 2003 to December 6, 2011 at 8:00 a.m. and find no instruments or encumbrances affecting or against the premises, except as set forth in the attached Abstract of Title.

The attached Abstract of Title is subject to the following:

(1) This certification is subject to and conditioned upon the accuracy of the records of the aforesaid offices examined and may not include items which are improperly indexed. Such improperly indexed items and any title discrepancies and/or deficiencies derived therefrom are specifically not the responsibility of Penn-York Abstract Corporation.

(2) Instruments affecting the current oil and gas leasehold included in the attached abstract are limited to what is indexed against the lessor(s) thereunder or the display index relative to the subject lease, if any, unless otherwise instructed.

(3) No search is made as to the lessees under any of the attached oil and/or gas leases past their primary terms, unless otherwise instructed.

(4) No search is made as to the grantees under any of the attached rights of way and easements, unless instructed otherwise.

(5) No search is made as to timber rights, reservations and agreements which may encumber the subject premises.

(6) No search is made for federal court liens, DRO liens and UCCs, except as are indexed in said county.

(7) No search is made as to mortgages and financing statements indexed against the Lessee(s) and/or Assignee(s) of any current oil and gas leases, unless otherwise instructed.

(8) No warranty is made as to the actual boundaries of the subject premises, or their location on the warrant, and as to such matters that would be disclosed by an accurate survey.

(9) This abstract is limited to surface, oil, gas and other related hydrocarbons. No search has been made as to minerals, coal and other related substances.

(10) The liability of Penn-York Abstract Corporation regarding the attached Abstract of Title is limited to the amount of its liability coverage and the terms and conditions of its Professional Liability Insurance with Russell Bond & Co., Inc. (Policy No. 0444945B).

(11) See attached Addendum "A" for further terms, conditions and/or limitations, if any.

Penn-York Abstract Corporation



By: ______________
Michael T. Kimball

LINDHOME & SONGSTER, P.C.
Attorneys at Law
210 North Barry Street
Olean, NY 14760
Phone: (716) 373-7200 • Fax: (716) 373-7202
www.LindhomeSongster.com

Richard S. Lindhome
RickLindhome@LindhomeandSongster.com
Admitted to the Practice of Law:
Pennsylvania
New York
Colorado

Jessica E. Songster
JSongster@LindhomeandSongster.com
Admitted to the Practice of Law:
Pennsylvania
New York

December 21, 2011

D&S Energy Corporation
Attention: Gary Neely
P.O. Box 102
Tiona, PA 16352

RE: SUPPLEMENTAL TITLE OPINION
PART OF TAX PARCEL NO. 22-01-700
WARRANT NO. 5574
HAMILTON TOWNSHIP
MCKEAN COUNTY, PENNSYLVANIA
CONTAINING 1,146.2 ACRES, MORE OR LESS

Dear Mr. Neely:

TITLE DATA EXAMINED

PRIOR TITLE OPINIONS EXAMINED

I have examined that certain Preliminary Title Opinion dated September 15, 2003 prepared by Attorney Richard S. Lindhome covering the captioned lands from April 20, 1893 through September 30, 2003 at 2:15 P.M.

ABSTRACT EXAMINED

I have examined an abstract of title prepared by Penn-York Abstract Corporation insofar as the same pertains to the captioned lands from September 30, 2003 through December 6, 2011 at 8:00 A.M.

OTHER INSTRUMENTS EXAMINED

I have examined that certain unrecorded Oil and Gas Lease Agreement dated May 14, 2008 entered into by and between Natural Resources Management Corporation and Young Family Interests, Inc.; and Stateside Energy Group, LLC. I have further examined an unrecorded Agreement dated September 22, 2011, by and between Natural Resources Management Corporation and Young Family Interests, Inc.; and Stateside Energy Group, LLC.

RECORD TITLE OWNERS

Subjcct to the Comments and Requirements set forth herein, I find title to the surface, oil, gas and leases in and under the captioned property to be as set forth below. Each interest is an undivided interest and has been proportionately reduced when appropriate.

SURFACE OWNER(S)	INTEREST	DEED REFERENCE(S)
United States of America 310 W. Wisconsin Avenue Milwaukee, WI 53203	100%	Deed Book 238, page 9 Deed Book 238, page 13

OIL AND GAS OWNER(S)	INTEREST	DEED REFERENCE(S)
Natural Resources Management Corporation 210 North Barry Street Olean, NY 14760	50% above the base of the Kane Formation or 3,000 fect, whichever occurs first	Record Book 284, page 810
Young Family Interests, Inc. 294 Skinner Creek Road Port Allegany, PA 16743	50% above the base of the Kane Formation or 3,000 feet, whichever occurs first	Record Book 272 page 176
EOG Resources, Inc. 1200 Smith Street, Suite 300 Houston, TX 77002	*100% below the base of the Kane Formation or 3,000 feet, whichever occurs first	Record Book 341 page 770

*Subject to a 1/32 of 8/8 perpetual oil, gas and mineral royalty reserved by Natural Resources Management Corporation and Land Management Systems, Inc.

CURRENT OIL AND GAS LEASE(S)

(1)	Instrument	Oil and Gas Lease
	Lessor(s)	EOG Resources, Inc., EOG Resources Appalachian, LLC and Energy Search, Incorporated
	Lessee(s)	EXCO Appalachia, Inc.
	Dated	February 20, 2008

	Filed	February 22, 2008
	Recorded	Record Book 589, page 380
	Covers	Inter alia, all that certain tract of land containing 1,146.2 acres of land, more or less, situated in Hamilton Township, McKean County, Pennsylvania, insofar and only insofar as said land includes those depths lying below the base of the Kane Formation or 3,000 feet, whichever occurs first
	Primary Term	Ten (10) years
	Royalty	One-eighth (1/8)
	Delay Rental	None, paid-up lease
	Remarks	See Comment No. 19.
	Pooling/Unitization	Included in Paragraph 7, not to exceed more land than may be included in a circle within a radius of 1,000 feet
	Special Provisions	(1) Upon expiration of the primary term, this lease shall terminate as to all the lease acreage covered hereby except lease acreage designated by Lessee in accordance with the requirements of this Paragraph 3 to lie within a Production Unit (as hereinafter defined) assigned to each well then producing or capable of producing in paying quantities. A "Production Unit" for purposes of this Paragraph 3 is a designated area of land in the shape of a circle with a radius of 1,000 feet with said well in the center of the circle. (2) No suit, action or other proceeding based upon a breach of the limited warranty of title set forth in Paragraph 10 of the lease shall be commenced or maintained unless the same shall have been commenced within ten (10) years after the date of this lease, and any such suit, action or other proceeding not timely brought as above provided shall be forever barred. (3) In no event shall any amount be recovered from Lessor for any loss resulting from any such breach of the limited warranty of title set forth in Paragraph 10 of the Lease unless such loss individually exceeds $35,000.
(2)	Instrument	Oil and Gas Lease
	Lessor(s)	Young Family Interests, Inc. and Natural Resources Management Corporation

Lessee(s)	D&S Energy Corp.
Dated	November 22, 2011
Filed	December 1, 2011
Recorded	Record Book 709, page 71
Covers	All that certain tract of land containing 1,146.2 acres, more or less, situate in Hamilton Township, County of McKean, and State of Pennsylvania, located in Warrant 5574, confined and limited to those formations found from the surface down to the base of the Kane Formation
Primary Term	One (1) year, during which time Lessee agrees to drill and complete one (1) well capable of producing oil, gas, condensate and/or their constituent parts in paying quantities on the Leased Acreage, and thereafter drill and complete not less than two (2) additional wells capable of producing either oil, gas, condensate and/or their constituent parts in paying quantities in each succeeding one (1) year period until all Leased Acreage covered by this Lease has been fully developed in spacing units of five (5) acres as hereinafter specified, but in no event longer than five (5) years from the effective dated hereof
Royalty	Fifteen percent (15% of 8/8)
Delay Rental	None stated
Pooling/Unitization	None stated
Special Provisions	(1) Five (5)-acre pugh clause included in Article II. (2) Excepting any rights under the Allegheny Reservior that may be owned by third parties pursuant to a deed recorded in McKean County Deed Book 461, page 244 (See Comment No. 14). (3) Prior to commencement of each well drilled under this lease, Lessee shall pay to Lessor the sum of $2,500.00. (4) Neither the leasehold estate created hereby nor any interest created therefrom may be assigned in whole or in part without securing the written approval of Lessor. (5) See attached copy for further terms.

<u>ASSIGNMENTS AND OTHER INSTRUMENTS PERTINENT TO THE LEASHOLD ESTATE</u>**

(1)	Instrument	Assignment of Royalty Interests
	Assignor(s)	EOG Resources, Inc., EOG Resources Appalachian, LLC and Energy Search, Incorporated
	Assignee(s)	EXCO Appalachia, Inc.
	Dated	February 20, 2008
	Filed	February 22, 2008
	Recorded	Record Book 589, page 390
	Assigns	1/8 royalty under Lease No. 1
(2)	Instrument	Certificate of Merger
	Parties	North Coast Energy, Inc. and EXCO Appalachia, Inc.
	Dated	February 21, 2008
	Filed	February 22, 2008
	Recorded	Record Book 589, page 396
	Merges	Exco Appalachia, Inc. into North Coast Energy, Inc.
(3)	Instrument	Affidavit of Merger
	Affiant(s)	J. Douglas Ramsey, Ph.D., Vice President and Chief Financial Officer of North Coast Energy, Inc.
	Dated	February 25, 2008
	Filed	March 14, 2008
	Recorded	Record Book 590, page 938
	States	EXCO Appalachia, Inc. has merged with North Coast Energy, Inc.

(4)	Instrument	Affidavit of Name Change
	Affiant(s)	J. Douglas Ramsey, Ph.D., Vice President and Chief Financial Officer of EXCO-North Coast Energy, Inc.
	Dated	July 7, 2008
	Effective Date	June 24, 2008
	Filed	July 17, 2008
	Recorded	Record Book 601, page 1075
	States	North Coast Energy, Inc. has changed its name to EXCO – North Coast Energy, Inc.
(5)	Instrument	Assignment, Bill of Sale and Conveyance
	Assignor(s)	EXCO – North Coast Energy, Inc.
	Assignee(s)	EnerVest Energy Institutional Fund XI-A, L.P., EnerVest Energy Institutional Fund XI-WI, L.P. and EV Properties, L.P.
	Acknowledged	November 20, 2009 and November 23, 2009
	Effective Date	September 1, 2009
	Filed	November 30, 2009
	Recorded	Record Book 644, page 991
	Assigns	All of Assignor's right, title and interest in and to, inter alia, Lease No. 1
	Remark	This Assignment is subject to the terms and provisions of that certain Purchase and Sale Agreement dated September 29, 2009 and effective as of the Effective Date between Assignor and Assignee.

**These instruments affect only deeper horizons. See Comment No. 19.

CURRENT TAX ASSESSMENT

Tax Parcel No. 22,001.-700-00
United States of America
Bradford, PA 16701
Hamilton Township, McKean County, PA
1146.0 acres
Value – $1,220,080
Land Use – VX – Vacant Land - Exempt
Property Location: Chappel Bay and Briggs Road
Property Description: USF142-Oil Field

ENCUMBRANCES SUBSEQUENT TO THE PRIOR TITLE OPINION

JUDGMENTS

None

UNSATISFIED FEDERAL OR STATE TAX LIENS

None

CURRENT MORTGAGE

(1)	Instrument	Mortgage, Security Agreement, Assignment of Production and Financing Statement
	Mortgagor	North Coast Energy, Inc.
	Mortgagee	JPMorgan Chase Bank, N.A.
	Dated	February 21, 2008
	Filed	March 14, 2008
	Recorded	Record Book 590, page 952
	Covers	Inter alia, part of subject leasehold (Lease No. 1)
	Principal Sum	Not stated

Remark	Partial Releases of Liens and Security Interests were filed November 30, 2009 and June 8, 2010 in Record Book 644, page 983 and Record Book 659, page 992, respectively. See attached copies.

MECHANICS LIENS

None

RIGHTS OF WAY AND EASEMENTS

None

*****UNRELEASED OIL AND GAS LEASE(S) PAST ITS/THEIR PRIMARY TERM**

(1)	Instrument	Oil and Gas Lease
	Lessor(s)	Penn-York Abstract Corporation and Land Management Systems, Inc.
	Lessee(s)	Whidbey Resources, Inc.
	Dated	May 15, 1997
	Filed	June 24, 1997
	Recorded	Record Book 255 page 741
	Covers	Captioned lands
	Primary Term	One (1) year
(2)	Instrument	Memorandum of Lease Agreement
	Lessor(s)	Natural Resources Management Corporation and Land Management Systems, Inc.
	Lessee(s)	DL Resources, Inc.
	Dated	October 6, 2000
	Filed	November 2, 2000

	Recorded	Record Book 339 page 23
	Covers	960 acres from the surface down to 3000 feet or the base of the Kane Formation whichever is first encountered in Warrant 5574 except 10 acres around Whidbey Resources, Inc. Well No. 101.
	Primary Term	to March 30, 2001
(3)	Instrument	Oil and Gas Lease
	Lessor(s)	Natural Resources Management Corporation and Land Management Systems, Inc.
	Lessee(s)	Seneca Resources Corporation
	Dated	January 16, 2002
	Filed	May 31, 2002
	Recorded	Record Book 389 page 513
	Covers	Captioned lands
	Primary Term	Five (5) years
(4)	Instrument	Oil and Gas Lease
	Lessor(s)	Natural Resources Management Corp. and Young Family Interest, Inc.
	Lessee(s)	Allegheny Enterprises, Inc.
	Dated	March 1, 2007
	Filed	April 9, 2007
	Recorded	Record Book 559, page 17
	Covers	Captioned lands
	Primary Term	Twelve (12) months

(5)	Instrument	Oil and Gas Lease
	Lessor(s)	Natural Resources Management Corp. and Young Family Interests, Inc.
	Lessee(s)	Allegheny Enterprises, Inc.
	Dated	January 24, 2008
	Filed	February 11, 2008
	Recorded	Record Book 588, page 440
	Covers	A portion of the captioned lands
	Primary Term	Twelve (12) months

***No search versus lessees

LIS PENDENS

None

PENDING CIVIL ACTION(S)

None

DELINQUENT REAL ESTATE TAXES

None

FINANCING STATEMENT(S)

None

COMMENTS

(1) This Opinion is rendered subject to all taxes, municipal and other claims not filed in the Office of the Prothonotary of the McKean County Courthouse; claims not yet filed against the estate of a decedent; all present and future Federal, State, Local and County laws, statutes, ordinances, orders, regulations, and judicial or administrative determinations that may possibly affect the captioned lands; all items that are capable of being known from a visual inspection of the captioned lands, including railroad and/or other rights of way; all known and unknown environmental liability that may exist on the captioned lands as a result of past or present uses made or being made thereon; zoning or other land use controls; the existence or validity of timber reservations; any mechanic or municipal liens that have not been filed; indexing errors; discrepancies and inaccuracies of the public records; documents not of public record; and the day of execution, questions of forgery, identity or capacity of the persons executing the instruments shown in the records. This Opinion is further subject to the assumption that all documents in the abstract examined, including the representations and warranties contained therein, are authentic and valid.

(2) Certain minor discrepancies appear in the chain of title to the subject acreage which have not been made the subject of the requirements herein. Because of the passage of time and the nature of the discrepancies, it is my opinion that they do not constitute substantial clouds upon the title.

(3) I make no opinion on the ownership of minerals other than oil, gas and other related hydrocarbons. No certification is made as to coal ownership.

(4) This Opinion is subject to your compliance with all applicable laws, ordinances, rules and regulations.

(5) This Opinion is subject to the obtaining of all permits and filing of all notices, concerning drilling and seismic operations as required by applicable laws, ordinances, rules and regulations.

(6) Comply with the Pennsylvania Coal Notification Statute if there is a possibility of marketable coal being located on the captioned lands.

(7) The Oil and Gas Act (Act 223) provides for and requires drilling permits, restrictions on well locations, requirements regarding well site restoration and protection of ground water supplies, reporting requirements, well transfers and coal operator responsibilities, and bonding as well as underground gas storage. Specifically, Act 223, Section 208 requires notice to all owners of water supply sources within 1,000 feet of the drill site with opportunities for sampling and testing prior to permitting and drilling. You should ensure compliance with the above Act, and in all situations where a water supply source is located within 1,000 feet of your drill site, comply with the notice provisions of Section 208 of Act 223.

(8) Consideration should be given to the effect of the fracturing method utilized in the drilling of wells. The usual rule in Pennsylvania is that a well may capture gas from beyond the leased premises. This principal is known as the Rule of Capture and allows all natural gas to be captured by a well without liability for gas migrating from adjoining real estate.

However, this rule has not been extended to cover those circumstances where fractures may extend across lease or unit lines. This allows a circumstance to arise wherein an adjoining property owner could make a claim for subterranean trespass if fractures crossing the property line should occur. I would note that there is no judicial precedent in Pennsylvania on this issue.

In order to avoid any potential claim for subterranean trespass, the length of fracture for a particular well should be calculated. The bore locations, either top, bottom hole or horizontal should be located so that expected fracture lines will not cross the lease or unit boundary lines.

(9) This Opinion is subject to any and all variations in location and dimensions, conflicts in boundary lines, encroachments, overlaps and easements not of record.

(10) This Opinion is limited exclusively to the content of the abstract(s) covering the captioned lands for the period of time from September 30, 2003 through December 6, 2011 at 8:00 a.m. (EST) as prepared by Penn-York Abstract Corporation. In instances in which several tracts of land are described in a conveyancing instrument, I have assumed the captioned lands were derived from the tract for which underlying title has been provided by the Abstractor. In preparation of this Opinion, I have relied upon the judgment of the Abstractor in compiling all necessary documents from which to determine ownership of the captioned lands. This Opinion is subject to the accuracy and completeness of the abstract as provided to the undersigned. It is my understanding you are willing to rely upon the accuracy and completeness of these Abstracts in the preparation of this Opinion.

(11) Pennsylvania is an apportionment state. Under Pennsylvania law, unless an oil and gas lease expressly provides otherwise, the payment of royalties and other benefits under such lease will be apportioned between the owners of all parcels covered by such lease, even if one or more of such parcels is outside of the producing unit. In the event the lands covered by the oil and gas lease(s) described above are now or hereafter owned in severalty, the payment of any royalties, delay rentals, extension payments or other entitlements under the lease should be apportioned among the owners of the leased lands accordingly, unless otherwise provided in the lease.

(12) This Opinion is prepared solely for the use and benefit of D&S Energy Corporation, and is issued for no other person or entity or purpose. The undersigned assumes no responsibility or liability to any person or entity other than D&S Energy Corporation, as to the correctness of any statement, comment or content herein, and any such person or entity viewing this Opinion should be advised that his/her/its reliance on the same is done at his/her/its sole risk.

(13) The oil and gas rights to 172 acres of the captioned lands located under the Allegheny Reservoir are subordinated to the United States of America at Deed Book 461, page 244 to allow the government to submerge the lands as necessary for the operation and maintenance of the Kinzua Dam. Said deed provides that oil, gas and minerals under said land are subject to Federal and State laws with respect to pollution of waters of the reservoir; and provided that the type and location of any structure, improvement and appurtenance to be erected or constructed on said land in connection with the exploration and/or development of said oil, gas and other minerals shall be subject to the prior written approval of the District Engineer, or his duly authorized representative. See attached copy for further terms.

(14) Current Oil and Gas Lease No. 2 above contains nonstandard provisions. Your operations should be conducted in compliance therewith.

(15) The surface is owned by the United States of America. You should comply with all pertinent statutes and regulations. A copy of the deed into the United States of America and the deed by which the oil and gas was severed from the surface are attached hereto for reference.

(16) Reference is made in unreleased Lease No. 2 above to the Whidbey Resources, Inc. Well No. 101. Determine the status of the well and provide documentation of same to this office for review.

(17) It is my understanding that your operations are limited to the leasehold set forth at Current Oil and Gas Lease No. 2 above, which covers horizons from the surface down to the base of the Kane Formation. This opinion does not set forth curative requirements and/or suggestions regarding the leasehold set forth at Current Oil and Gas Lease No. 1 above, which covers horizons below the base of the Kane Formation or 3,000 feet, whichever occurs first. Lease No. 1 is also affected by Assignment Nos. 1, 2, 3, 4 and 5 above and is further encumbered by Mortgage No. 1 above. If your operations are to include the deeper horizons set forth at Lease No. 1, further requirements are indicated.

(18) The current tax assessment map depicts the Allegheny Reservoir located on the captioned lands. You should locate and avoid disturbing same.

(19) The captioned lands may be subject to possible claims of Route 321 as depicted on the attached assessment map. You should conduct your operations in a manner that does not interfere with same.

(20) This opinion is made subject to that certain unrecorded Agreement dated September 22, 2011, between Natural Resources Management Corporation, Young Family Interests, Inc. and Stateside Energy Group, LLC, which permits Stateside Energy Group, LLC, it members, managers, successors and assigns to enter upon the premises to service, operate and otherwise maintain the three (3) existing wells registered with the Department of Environmental Protection as Atlantis Number 1, Atlantis Number 2, and Atlantis Number 3. Stateside shall continue to have access to any and all pipeline(s) servicing the respective wells. Further, Natural Resources Management Corporation and Young Family Interests, Inc., their successors and assigns will not permit any other person or entity to locate any well within five (5) acres of the aforementioned

Atlantis Wells. You should conduct your operations in accordance therewith. See attached copy and corresponding well plats for location and further terms.

(21) This opinion is subject to the satisfaction of the requirements and comments set forth in the prior title opinion.

REQUIREMENTS

(1) I have not been furnished with nor examined any evidence which would establish that payments required to be made under the oil and gas lease set forth above have been made.

Requirement:

Submit for my examination photocopies of checks or other documents showing that payments required to be made under the oil and gas lease set forth above have been made. Further requirements may be indicated.

(2) Ownership of natural gas found in the Marcellus shale (and, by extension, other unconventional gas reservoirs) has recently been called into question by Butler v. Charles Powers Estate et al., 2011 Pa. Super. 198. In Butler, the Pennsylvania Superior Court remanded the matter to the lower court for further proceedings and expert testimony regarding "whether Marcellus shale constitutes a type of mineral such that the gas in it [belongs to the owner of the mineral estate]." Based on current Pennsylvania law and industry practice, this opinion assumes that the owner of the natural gas is the owner of the shale gas and that a reservation of "minerals" does not include oil, gas or shale gas. You should assure yourself that the gas lease(s), if any, set forth above addresses shale and other unconventional gas reservoirs and, if necessary, amend said lease(s) accordingly. You should monitor the pendency of this action. At this time it is not possible to predict how this issue will be determined. This opinion is expressly limited by any subsequent proceedings in the foregoing case and should be amended in the event that the assumption set forth above regarding shale gas ownership proves incorrect under subsequent judicial review.

Requirement:

As above.

(3) Your attention is directed to the unreleased oil and gas leases set forth under the appropriate caption above.

Requirement:

For absolute security of title, you should obtain and record adequate releases of the leases which are the subject of this requirement. In the alternative, you should obtain and record an adequate affidavit of nondevelopment and nonproduction from a person acquainted with the facts sufficient to evidence the termination of said leases.

The undersigned is insured relative to this Opinion by Westport Insurance Corporation, Lawyers Professional Liability Insurance (Policy No. WLA300008423904), which is effective at the date hereof with an expiration date of April 1, 2012, and any liability arising from this Opinion is expressly limited to the amount of coverage under said policy.

Very truly yours,



Richard S. Lindhome
RSL/gm
DS22-01-700Supplemental
DS120211BD-01

EXHIBIT F

Jul 15 2014 18:55 HP Fax page 1



D & S Energy Corp.

P.O. Box 102 • Tiona, PA 16352
Ph: 814-723-8225 • Fax: 814-723-8227



July 14, 2014

As President and CEO of D & S Energy Corp I give our authorization for Remington Energy Corp to use geology report entitled "Geology Report for WT 5574, Hamilton Twp., McKean Co., PA" as a document for Remington Energy Corp to use for their SEC filings for the proposed drilling program or programs with D & S Energy Corp.

Signed:



Gary L. Neely, President
D & S Energy Corp

EXHIBIT G

Drilling Agreement/Operating Agreement

THIS DRILLING CONTRACT (this "agreement") is made this 20th day of July, 2014 by and between D & S Energy Corporation, a Pennsylvania Corporation, with an address of 9681 Route 6, Tiona PA. 16352 ("Driller") and Remington Energy Group Corporation, ("Owner") a Nevada Corporation, with an address of 737 James LN. #7499, Incline Village, Nevada 89450.

WITNESSETH: WHEREAS, Owner desires oil & gas wells ("Wells") as described in Exhibit A hereto on a fixed turnkey basis and Driller agrees to provide such; and

NOW, THEREFORE, for value received, receipt of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1) Work to be Performed:

(a) Driller will furnish all of the services, equipment, materials and labor (and all costs and risks incident thereto) necessary and appropriate for a producing Well and all labor and services shall be provided in a good and workmanlike manner and all materials and supplies to be provided shall be of quality and suitable for the use to which they will be put and all equipment shall be in good operating order and be new or equivalent to new. Without limiting the generality of the foregoing, the Driller will:

(i) Obtain all necessary permits and other governmental approvals for the Wells, survey and stake locations, and build necessary access roads and prepare the location for each Well provided for in this Agreement as soon as practicable and provide Owner with a title opinion showing good title to the locations for the Wells before beginning drilling. The title opinion shall be reviewed by Owner and the Owners CPA/Legal advisor prior to full release of funds.

(ii) Furnish equipment and tools necessary to drill the wells to their total depths, and move all equipment in and out of the well site.

(iii) Dig all pits necessary in drilling the Wells, and upon the abandonment of said wells as dry holes or completion as producers, back-fill said pits, and restore surface to as near as normal as possible, and return access roads to as near as normal as possible. "Driller" shall comply with all Environmental Standards and issues and will provide any State or Federal required bonds at Drillers cost.

(iv) Pay for all surface or crop damages, if any, to land Operators.

(v) Drill Wells in a manner capable of providing for the running of production casing to a total depth as set forth in Exhibit A.

(vi) Furnish, set and cement sufficient surface casing in the Wells, using sufficient cement for good returns at the surface.

(vii) Furnish all water, fuel, bits and all relative material incidents to the drilling o the Wells to their total depths.

(viii) Furnish Logs, Computer Analysis, Reserve Analysis, and Tests as a reasonably prudent Contractor would need to adequately determine whether a completion attempt should be made, with one electronic copy to Owner.

(ix) Plug and abandon the Wells if dry holes. Including plugging bond, back-filling of pits and restoration of surface.

(x) Furnish, set and cement production casing, as well as meters at the Well head.

(xi) Furnish suitable completion rigs and all the equipment and tools necessary to complete the Wells and frac all appropriate zones.

(xii) Furnish all labor and well equipment necessary to equip and produce the Wells to the tanks and/or the pipeline in a workmanlike manner and according to standard oilfield practice.

(xiii) Furnish all treating chemicals, materials and equipment necessary to stimulate the Wells in accordance with standard oil and gas field practice for completing the Wells in accordance with industry practice for the area and formations.

(xiv) Convey to Owner or Owners designee a recordable assignment of Owners interest in the Well and record said assignment upon completion of said well.

(b) It is the parties' intention that the foregoing work to be performed for the Owner shall consist of both "Intangible Drilling and Development Costs" and "Tangible Drilling and completion Costs". For the purposes of this agreement, (i) "Intangible Drilling and Development Costs" means all expenditures in respect to any Well prior to the establishment of production in commercial quantities for wages, fuel, repairs, hauling, supplies and other costs and expenses incident to and necessary for the drilling of such well and the preparation thereof for the production of gas and oil which are currently deductible pursuant to the Internal Revenue Code of 1986, as amended (the "Code"), including the expenses of plugging and abandoning any well prior to a completion attempt, and (ii) "Tangible Drilling and Completion Costs" means all costs of equipment, parts and items of hardware used in drilling and completing a well, and those necessary to deliver acceptable gas and oil production to purchasers to the extent installed downstream from the wellhead of any well and which are required to be capitalized pursuant to the applicable provisions of the Code. Driller agrees to furnish any and all lease documents, checks, receipts, ect. That may be required by Owner's CPA and or legal advisor to demonstrate the above referenced items.

(c) The foregoing services shall be provided by the Driller on a "turnkey" basis, for the fixed price per well in Exhibit A.

(d) The Driller will use best efforts to commence or spud all the Wells as set forth in Exhibit A, by or before March 31st of the year following the year in which owner invested.

(e) The Driller may select other contactors to furnish drilling and related well service, including those required for completion of the Wells. Driller shall confirm all contractors maintain insurance required to satisfactorily cover liability on site.

(f) The Owner's rights in the Wells will consist of drill site acreage only, which will include the right to utilize a drilling site with an approx. radius as set forth in Exhibit A of the drilling site where no other well would be drilled or a larger radius reasonably commensurate with the depth of the well and characteristics of the formation.

2. Turnkey Price:

(a) The Owner will pay the Driller for the Wells in accordance with Exhibit A. The Driller guarantees that the work on each Well will be performed at the turnkey price, it being understood that the Driller's obligation is to provide all Intangible Drilling and Development Costs and Tangible Drilling and Completion Costs at the above stated turnkey price for each of the Wells to be drilled. The Owner reserves the right to have all leases, permits, expenditures, and governmental approvals reviewed by Owner's designated CPA and/or legal advisor.

(b) In the event Driller determines a completion attempt is not warranted at casing point on a project well, the project well will be abandoned and Driller shall apply $100,000 of the turnkey price towards the drilling and completion of an additional well or portion thereof on a $180,000 turnkey price at drillers expense.

3. Liens for Equipment, Material and Services: The Driller shall drill and deliver the Wells to the Owner free and clear of all liens for equipment, materials and services furnished.

4. Claims and Lawsuit: If either party to this agreement is sued on an alleged cause of action arising out of the operations in the drilling of the wells, or on an alleged cause of action involving title to any lesser of oil and/or gas interest subject to this Agreement, it shall give prompt written notice of the suit to the other party.

5. Liability of Parties: The liability of parties hereto shall be several, not joint or collective. Each party shall be responsible for the performance of only its respective obligations and responsibilities set forth hereunder, with the Owner's obligation being limited to any payment to be made to the Driller as provided herein. It is not the intention of the parties by this Agreement to create nor shall this Agreement be construed as creating a mining or other partnership in association or joint venture, or to render the parties liable as partners of joint ventures. Driller agrees to hold Owner harmless from any liability for claims arising from Drillers actions or lack of action in performing under this agreement.

6. Drillers Responsibilities: The Driller shall carry such workman's compensation and liability insurance wherein drilling operations are conducted hereunder. In addition, the Driller (or any subcontractor) shall carry, with respect to its operations hereunder comprehensive general liability insurance in an amount not less than $1,000,000 per occurrence and not less than $5,000,000 in the aggregate. The Driller shall cause the Owner to be named as an additional insured with respect to all insurance coverage's. At all times during the continuation of the Driller's operation hereunder, the Driller shall keep the Owner furnished with current certificates of insurance evidencing that the insurance coverage which the Driller is required to maintain under this Section remain in full force and effect. In conducting all operations contemplated under the terms and conditions of this Agreement, the Driller shall comply with all applicable jurisdictions wherein such operations are conducted, including any applicable statutes, rules and regulations of the United States of America or any administration agency thereof.

7. Notice: All notices between the parties which are authorized or required by any of the provisions of this Agreement shall be given in writing by United States mail, hand delivery, telecopier or overnight courier, postage or charges prepaid and addressed to the party who the notice is given as follows:

If Owner: Mail: 737 James Lane, #7499. Incline Village Nevada 89450

If Driller: Mail: PO Box 102 Tiona, PA, 16352

8. This agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered

as of the day and year first above written.

Owner:

Remington Energy Group Corporation



By: Weslie Johnson

It's: President

Driller:

D&S Energy Corporation a Pennsylvania Corporation



By: Gary Neely

It's: CEO/President

Drilling & Operation Agreement Exhibit A

Between: Remington Energy Group Corporation (Owner) and D&S Energy Corp. (Driller)

Well Location:	Mckeen County
Lease Name:	TBD
Number of wells:	TBD
Approx. Max. Well Depth:	2400 ft.
Lowest Formation Targeted:	Cooper Sandstone, et al
Spacing of wells:	Approx. 450 ft
Net Working Interest in Wells:	70%
Turnkey Cost per Well:	180,000.00
Cost of Operations:	$350/well/month. Plus $35 electric and 3rd party costs

Accepted:



By:____________________Driller Date:July 21, 2014



By__________________Owner Date:July 21, 2014